As filed with the Securities and Exchange Commission on December 29, 2005
Registration No. 333-129779

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Williams Companies, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	73-0569878
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Williams Center
Tulsa, Oklahoma 74172
(918) 573-2000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

James J. Bender, Esq.
Senior Vice President and General Counsel
One Williams Center, Suite 4900
Tulsa, Oklahoma 74172
(918) 573-2000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4100
Denver, Colorado 80202-2641
(303) 298-5700
Attention: Richard M. Russo, Esq.

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Conversion Offer Prospectus may change. We may not complete the Offer and issue and deliver these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Conversion Offer Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

CONVERSION OFFER PROSPECTUS
Offer to Pay a Cash Premium
Upon the Conversion of $299,987,000 Principal Amount Outstanding
5.50% Junior Subordinated Convertible Debentures due 2033 to Common Stock
CUSIP Nos. 969457845 and 969457852
ISIN Nos. US9694578454 and US9694578520
This Offer will expire at 5:00 p.m., New York City time, on January 11, 2006, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of Debentures (as defined below) must surrender their Debentures for conversion on or prior to the Expiration Date to receive the Conversion Consideration (as defined below).
      The Williams Companies, Inc. (“Williams”) hereby offers to pay a cash premium to holders (“Holders”) of any and all of its $299,987,000 principal amount outstanding 5.50% Junior Subordinated Convertible Debentures due 2033 (the “Debentures”) who elect to convert their Debentures to shares of Williams’ common stock, $1.00 par value per share (“Common Stock”), in accordance with the terms of the Debentures and upon the terms and subject to the conditions set forth in this Conversion Offer Prospectus (this “Conversion Offer Prospectus”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal” and together with this Conversion Offer Prospectus, the “Offer”). The Debentures are not listed on any national securities exchange but are eligible for trading on the PORTAL Market. The Common Stock is traded on the New York Stock Exchange under the symbol “WMB.” The last reported sale price of the Common Stock on December 28, 2005 was $23.25 per share.
      The consideration offered hereby is an amount, payable in cash, equal to $5.85 per $50 principal amount of Debentures validly surrendered for conversion, plus $0.35 per $50 principal amount of Debentures, which is equivalent to the interest accrued thereon from and after the last interest payment date prior to the Expiration Date, which interest payment date was December 1, 2005, up to, but not including, the Settlement Date (the “Conversion Consideration”). Williams paid interest in the amount of $0.6875 per $50 principal amount of Debentures on December 1, 2005. Although under the terms of the Debentures, Williams is not obligated to pay interest for a partial interest period on Debentures converted during that period, the Conversion Consideration includes $0.35 per $50 principal amount of Debentures, which is equivalent to the amount of interest that would have accrued and become payable on and after the last interest payment date prior to the Expiration Date, which interest payment date was December 1, 2005, up to, but not including, the Settlement Date, had the Debentures provided for payment of such amount as interest. Holders that validly surrender their Debentures for conversion will receive the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Debentures. Each $50 principal amount of the Debentures is convertible into 4.5907 shares of Common Stock, which is equivalent to a conversion price of $10.8916 per share. Williams is not required to issue fractional shares of Common Stock upon conversion of the Debentures. Instead, Williams will pay a cash adjustment based upon the last reported sale price of the Common Stock on the Expiration Date in lieu of issuing any such fractional shares. The “Settlement Date” in respect of any Debentures that are validly surrendered for conversion is expected to be promptly following the Expiration Date. Holders surrendering their Debentures for conversion after 5:00 p.m., New York City time, on the Expiration Date will not be eligible to receive the Conversion Consideration.
      Conversion of the Debentures and an investment in Williams’ Common Stock involves risks. See “Risk Factors” on page 6 for a discussion of issues that you should consider with respect to the Offer.
      You must make your own decision whether to surrender any Debentures for conversion pursuant to the Offer, and, if you surrender Debentures for conversion, the principal amount of Debentures to surrender. Neither Williams nor its Board of Directors (the “Board”) makes any recommendation as to whether Holders should surrender their Debentures for conversion pursuant to the Offer.
      Neither this transaction nor the securities to be issued upon conversion of the Debentures have been approved or disapproved by the Securities and Exchange Commission or any state securities commission. Neither the Securities and Exchange Commission nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
The Dealer Managers for the Offer are:

Lehman Brothers	Merrill Lynch & Co.
The Date of this Conversion Offer Prospectus is December 29, 2005

AVAILABLE INFORMATION
      Williams files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. These reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Potential investors may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Williams. The reports, proxy and information statements and other information regarding Williams can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
INCORPORATION BY REFERENCE
      The following documents including all exhibits thereto are “incorporated by reference” into this Conversion Offer Prospectus, which means that important information is disclosed by referring to those documents. The information incorporated by reference is considered to be part of this Conversion Offer Prospectus, and later information that Williams files with the SEC will automatically update and supersede this information. Williams’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended, Williams’ quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, as amended, Williams’ current reports on Form 8-K filed November 17, 2005, November 18, 2005, December 19, 2005, and December 20, 2005 (two filed on this date) and any future filings made by Williams with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding those filings made under Items 2.02 or 7.01 of Form 8-K) until the offering is completed are hereby incorporated by reference.
      A copy of these filings may be obtained at no cost, by writing or calling Williams at the following address: The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attn: Corporate Secretary, telephone: (918) 573-2000. You may also visit our website at http://www.williams.com, although the information on our website is not part of this Conversion Offer Prospectus.

      In order to ensure timely delivery, Holders must request the information from Williams no later than five business days before the Expiration Date.
      Holders should rely only on the information incorporated by reference or provided in this Conversion Offer Prospectus or any supplement to this Conversion Offer Prospectus. Williams has not authorized anyone else to provide Holders with information. Holders should not assume that the information in this document is current as of any date other than the date on the front page of this Conversion Offer Prospectus.
IMPORTANT
      Debentures surrendered for conversion may be validly withdrawn at any time up until 5:00 p.m., New York City time, on the Expiration Date. In the event of a termination of the Offer, the Debentures surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders.
      Debentures surrendered for conversion, along with completed Letters of Transmittal and any other required documents should be directed to the Conversion Agent (as defined below). Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent (as defined below). Any additional questions regarding the Offer should be directed to either of the Dealer Managers (as defined below). Contact information for the Information Agent, the Conversion Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Neither the Company nor any of the Dealer Managers, the Trustee (as defined below), the Information Agent or the Conversion Agent makes any recommendation as to whether or not Holders should surrender their Debentures for conversion pursuant to the Offer.
      The Information Agent for the Offer is D.F. King & Co., Inc. (the “Information Agent”). The Conversion Agent for the Offer is JPMorgan Chase Bank, National Association (the “Conversion Agent”). JPMorgan Chase Bank, National Association is also the trustee (the “Trustee”) under the indenture pursuant to which the Debentures are governed. Lehman Brothers Inc. and Merrill Lynch & Co. (the “Dealer Managers”) are acting as dealer managers in connection with the Offer.
      Subject to the terms and conditions set forth in the Offer, the Conversion Consideration to which a converting Holder is entitled pursuant to the Offer will be paid on the Settlement Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Conversion Agent.
      Notwithstanding any other provision of the Offer, Williams’ obligation to pay the Conversion Consideration upon valid surrender of the Debentures for conversion pursuant to the Offer is subject to, and conditioned upon, the satisfaction of or, where applicable, Williams’ waiver of, the conditions described below under “Terms of the Offer — Conditions to the Offer.”
      Williams reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer at any time. See “Terms of the Offer — Conditions to the Offer.”
      Williams reserves the right to extend the Offer, if necessary, so that the Expiration Date occurs upon or shortly after the satisfaction of the conditions to the Offer.
      Subject to applicable securities laws and the terms set forth in this Offer, Williams reserves the right:

•	to waive any and all conditions to the Offer;

•	to extend the Offer;

•	to terminate the Offer, but only if any condition to the Offer is not satisfied (see “Terms of the Offer — Conditions to the Offer”); or

•	otherwise to amend the Offer in any respect.
In accordance with applicable securities laws, if a material change occurs in the information published, sent or given to Holders, Williams will promptly disclose the change in a manner reasonably calculated to inform Holders of the change.

      In the event that the Offer is withdrawn or otherwise not completed, the Conversion Consideration will not be paid or become payable to Holders of the Debentures who have validly surrendered their Debentures for conversion in connection with the Offer and the Debentures surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders.
      Any Holder who desires to surrender Debentures pursuant to the Offer and who holds physical certificates evidencing such Debentures must complete and sign a Letter of Transmittal in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 4 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Debentures being surrendered and any other required documents to the Conversion Agent at its address set forth on the back cover of this Conversion Offer Prospectus. Only Holders of Debentures are entitled to surrender Debentures for conversion.
      Beneficial owners of Debentures that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such nominee to surrender the Debentures for conversion on the beneficial owner’s behalf. A Letter of Instructions is included in the materials provided along with this Conversion Offer Prospectus, which may be used by a beneficial owner in this process to effect the surrender of Debentures for conversion. See “Terms of the Offer — Procedure for Surrendering Debentures.”
      The Depository Trust Company (“DTC”) has authorized DTC participants that hold Debentures on behalf of beneficial owners of Debentures through DTC to surrender their Debentures for conversion as if they were Holders. To surrender their Debentures for conversion, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal, transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in “Terms of the Offer — Procedure for Surrendering Debentures.”
      Converting Holders will not be obligated to pay brokerage fees or commissions to the Dealer Managers, the Conversion Agent, the Information Agent, the Trustee or the Company.
      Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent. Any additional questions regarding the Offer should be directed to either of the Dealer Managers. Contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Debentures with questions and requests for assistance.
      This Conversion Offer Prospectus and the Letter of Transmittal contain important information that should be read before any decision is made with respect to a conversion of Debentures.
      The delivery of this Offer shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of Williams or any of its subsidiaries or affiliates since the date hereof.
      This offer does not constitute an offer to sell or exchange or a solicitation of an offer to buy or exchange securities in any jurisdiction where it is unlawful to make such an offer or solicitation.
      No one has been authorized to give any information or to make any representations with respect to the matters described in this Conversion Offer Prospectus, other than those contained in this Conversion Offer Prospectus. If given or made, such information or representation may not be relied upon as having been authorized by Williams.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      All statements, other than statements of historical facts, included in this Conversion Offer Prospectus which address activities, events or developments that Williams expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “continues,” “estimates,” “expects,” “forecasts,” “might,” “planned,” “potential,” “projects,” “scheduled” or similar expressions. These forward-looking statements include, among others, such things as:

•	amounts and nature of future capital expenditures;

•	expansion and growth of Williams’ business and operations;

•	business strategy;

•	estimates of proved gas and oil reserves;

•	reserve potential;

•	development drilling potential;

•	cash flow from operations; and

•	power and gas prices and demand.
      These statements are based on certain assumptions and analysis made by Williams in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors Williams believes are appropriate in the circumstances. Although Williams believes these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this Conversion Offer Prospectus.
      These risks and uncertainties include:

•	general economic and market conditions;

•	changes in laws or regulations;

•	continued availability of capital and financing; and

•	other factors, most of which are beyond Williams’ control.
      All written or oral forward-looking statements attributable to any of the parties to the Transaction Documents and other documents described herein affiliated with Williams or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Williams undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. However, in accordance with applicable securities laws, if a material change occurs in the information published, sent or given to Holders, Williams will promptly disclose the change in a manner reasonably calculated to inform Holders of the change. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference herein might not occur.

SUMMARY
      The following summary is provided solely for the convenience of the Holders of the Debentures. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Conversion Offer Prospectus, the Letter of Transmittal and any amendments or supplements hereto or thereto. Holders of the Debentures are urged to read this Offer in its entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Offer.
The Company
      Williams is a natural gas company originally incorporated under the laws of the State of Nevada in 1949 and reincorporated under the laws of the State of Delaware in 1987. Williams was founded in 1908 when two Williams brothers began a construction company in Fort Smith, Arkansas.
      Today, Williams primarily finds, produces, gathers, processes, and transports natural gas. Williams also manages a wholesale power business. Williams’ operations are concentrated in the Pacific Northwest, Rocky Mountains, Gulf Coast, Southern California and Eastern Seaboard.
      In February 2003, Williams announced its business strategy focused on migrating to an integrated natural gas business comprised of a smaller portfolio of natural gas businesses, reducing debt and increasing its liquidity through asset sales, strategic levels of financing and reductions in operating costs. During 2003, Williams made substantial progress in executing the announced plan. In 2004, Williams completed the plan and continued to focus on disciplined growth, cash management and cost efficiencies.
      Williams’ business segments include Power, Gas Pipeline, Exploration & Production, Midstream, and Other. See “Part I — Items 1 and 2. Business and Properties — Business Segments” in the Williams Annual Report on Form 10-K for the fiscal year ending December 31, 2004, as amended (the “Annual Report”), for a more detailed description of assets owned and services provided by each of its business segments.
      Williams’ principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172, and its telephone number is (918) 573-2000.
      Williams is offering to pay the Conversion Consideration with respect to any and all of the Debentures surrendered for conversion upon the terms and subject to the conditions set forth in this Conversion Offer Prospectus and the related Letter of Transmittal. The Offer and the payment of the Conversion Consideration are conditioned upon, among other things, the satisfaction of certain conditions. See “Terms of the Offer — Conditions to the Offer.”
Purpose of the Offer
      The purpose of the Offer is to induce the conversion to Common Stock of any and all of the outstanding Debentures. Williams believes that the issuance of Common Stock upon conversion of the Debentures will strengthen Williams’ capitalization by reducing long-term debt.

Selected Summary Consolidated Financial Data of Williams
      The following financial data for the nine months ended September 30, 2004 and 2005 (the “Interim Summary Data”) have been derived from Williams’ unaudited consolidated financial statements included in Williams’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as amended (the “Third Quarter Report”), and include, in Williams’ management’s opinion, all adjustments necessary to present fairly the data for such periods. The following financial data for the three years ended December 31, 2004 and the Interim Summary Data are integral parts of, and should be read in conjunction with, the consolidated financial statements and notes thereto in the Annual Report on Form 10-K for the year ended December 31, 2004, as amended (the “Annual Report”) and the Third Quarter Report, as well as the related sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” all of which are incorporated herein by reference. Certain amounts below have been restated or reclassified (see Note 1 of Notes to Consolidated Financial Statements in Item 8 of the Annual Report). Information concerning significant trends in the financial condition and results of operations is contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Annual Report and the Third Quarter Report.
Statement of Operations

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Millions)
Revenues:
Power(1)	$6,307.2	$7,233.8	$9,272.4	$13,195.5	$56.2
Gas Pipeline	1,038.1	1,011.0	1,362.3	1,368.3	1,301.2
Exploration & Production	848.9	563.5	777.6	779.7	860.4
Midstream Gas & Liquids(1)	2,341.8	2,015.5	2,882.6	2,784.8	1,183.7
Other	19.4	26.3	32.8	72.0	124.1
Intercompany eliminations	(1,647.9)	(1,353.0)	(1,866.4)	(1,549.3)	(91.1)

Total revenues	8,907.5	9,497.1	12,461.3	16,651.0	3,434.5

Segment costs and expenses:
Costs and operating expenses(1)	7,708.1	8,208.2	10,751.7	15,004.3	1,987.7
Selling, general and administrative expenses	226.8	257.7	355.5	421.3	575.6
Other (income) expense — net	(1.3)	25.8	(51.6)	(21.3)	240.4

Total segment costs and expenses	7,933.6	8,491.7	11,055.6	15,404.3	2,803.7

General corporate expenses	106.3	84.5	119.8	87.0	142.8

Operating income (loss):
Power	(190.3)	137.3	86.5	145.3	(471.7)
Gas Pipeline	456.7	409.6	557.6	539.6	461.3
Exploration & Production	367.9	156.2	223.9	392.5	504.9
Midstream Gas & Liquids	343.7	305.2	552.2	178.0	153.2
Other	(4.1)	(2.9)	(14.5)	(8.7)	(16.9)
General corporate expenses	(106.3)	(84.5)	(119.8)	(87.0)	(142.8)

Total operating income	867.6	920.9	1,285.9	1,159.7	488.0

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Millions)
Interest accrued	$(495.3)	$(662.9)	$(834.4)	$(1,293.5)	$(1,169.2)
Interest capitalized	4.3	5.7	6.7	45.5	27.3
Interest rate swap loss	—	(5.3)	(5.0)	(2.2)	(124.2)
Investing income (loss)	44.9	31.2	48.0	73.2	(113.1)
Early debt retirement costs	—	(252.4)	(282.1)	(66.8)	—
Minority interest in income and preferred returns of consolidated subsidiaries	(16.8)	(16.0)	(21.4)	(19.4)	(41.8)
Other income — net	12.5	19.6	26.8	40.7	24.3

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	417.2	40.8	224.5	(62.8)	(908.7)
Provision (benefit) for income taxes	168.6	43.1	131.3	(5.3)	(290.3)

Income (loss) from continuing operations	248.6	(2.3)	93.2	(57.5)	(618.4)

(1)	As discussed in Note 1 of Notes to Consolidated Financial Statements of the Annual Report, the January 1, 2003, adoption of Emerging Issues Task Force Issue No. 02-3 (“EITF 02-3”) required that revenues and costs of sale from non-derivative contracts and certain physically settled derivative contracts be reported on a gross basis. Prior to the adoption, these revenues were presented net of costs. As permitted by EITF 02-3, 2002 amounts have not been restated.
Ratio of Earnings to Fixed Charges
      The following table sets forth the Company’s consolidated ratio of earnings to fixed charges for the five years ended December 31, 2004 and the nine months ended September 30, 2005.

		Year Ended December 31,
	Nine Months Ended
	September 30, 2005	2004	2003		2002		2001	2000

Ratio of earnings to fixed charges(a)	1.86	1.29	—	(b)	—	(b)	2.36	2.48

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings means the following: income (loss) from continuing operations before income taxes, minority interest in income (loss) and preferred returns of consolidated subsidiaries, less equity earnings; plus fixed charges (discussed below) and an adjustment to reflect actual distributions from equity investments; less capitalized interest and preferred distributions. Fixed charges means the sum of the following: interest accrued, including a proportionate share from equity-method investees; that portion of rental expense that we believe to represent an interest factor; and the pretax effect of preferred distributions.

(b)	Earnings were inadequate to cover fixed charges by $135.5 million and $944.0 million for the years ended December 31, 2003 and 2002, respectively.

The Offer

The Company	The Williams Companies, Inc.

The Debentures	5.50% Junior Subordinated Convertible Debentures due 2033 (CUSIP Nos. 969457845 and 969457852). The Debentures are governed by an Indenture, dated as of May 28, 2003, as amended or supplemented (the “Indenture”), among the Company and the Trustee.

The Offer	Williams is offering to pay a cash premium upon the conversion to Common Stock of any and all of the outstanding Debentures equal to the amount per $50 principal amount of Debentures converted set forth below as the Conversion Consideration on terms and subject to the conditions set forth herein.

Expiration Date	January 11, 2006, unless extended or earlier terminated by the Company. Williams reserves the right to extend the Offer, if necessary, so that the Expiration Date occurs upon or shortly after the satisfaction of the conditions to the Offer.

Conversion Consideration	$5.85 per $50 principal amount of Debentures converted pursuant to the Offer, plus $0.35 per $50 principal amount of Debentures, which is equivalent to the interest accrued thereon from and after the last interest payment date prior to the Expiration Date, which interest payment date was December 1, 2005, up to, but not including, the Settlement Date. Williams paid interest in the amount of $0.6875 per $50 principal amount of Debentures on December 1, 2005.

Settlement Date	The “Settlement Date” in respect of any Debentures that are validly surrendered for conversion prior to 5:00 p.m., New York City time, on the Expiration Date is expected to be promptly following the Expiration Date.

How to Surrender Debentures	See “Terms of the Offer — Procedure for Surrendering Debentures.” For further information, call the Information Agent or the Conversion Agent at the respective telephone numbers set forth on the back cover of this Offer or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal and Revocation Rights	Debentures may be validly withdrawn at any time up until 5:00 p.m., New York City time, on the Expiration Date. In the event of a termination of the Offer, which can only occur if a condition to the Offer is not satisfied, the Debentures surrendered pursuant to the Offer will be promptly returned to the surrendering Holders.

Purpose of the Offer	The purpose of the Offer is to induce the conversion of any and all of the outstanding Debentures to Common Stock. Williams believes that the issuance of Common Stock upon conversion of the Debentures will strengthen Williams’ capitalization by reducing long-term debt.

Certain Conditions Precedent to the Offer	Williams’ obligation to pay the Conversion Consideration in respect of Debentures validly surrendered for conversion pursuant to the Offer is conditioned upon the satisfaction of the General Conditions. See “Terms of the Offer — Conditions to the Offer.”

Material United States Federal Income Tax Consequences	For a summary of the material U.S. federal income tax consequences of the Offer, see “Material United States Federal Income Tax Consequences.”

Use of Proceeds	Williams will not receive any proceeds from the Offer.

Brokerage Commissions	No brokerage commissions are payable by Holders of the Debentures to the Dealer Managers, the Information Agent, the Company, the Trustee or the Conversion Agent.

Dealer Managers	Lehman Brothers Inc. and Merrill & Co. are the Dealer Managers for the Offer. Their respective addresses and telephone numbers are set forth on the back cover of this Conversion Offer Prospectus.

Information Agent	D.F. King & Co., Inc. is the Information Agent for the Offer. Its address and telephone number are set forth on the back cover of this Conversion Offer Prospectus.

Conversion Agent	JPMorgan Chase Bank, National Association is the Conversion Agent for the Offer. Its address and telephone number are set forth on the back cover of this Conversion Offer Prospectus.

Regulatory Approvals	Williams is not aware of any other material regulatory approvals necessary to complete the Offer, other than the obligation to file a Schedule TO with the Securities and Exchange Commission and otherwise comply with applicable securities laws.

No Appraisal Rights	No appraisal rights are available to the Holders in connection with the Offer.

Further Information	Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent. Any questions regarding the Offer should be directed to any of the Dealer Managers. Contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Debentures with questions and requests for assistance.

RISK FACTORS
      You should consider carefully all of the information included and incorporated by reference in this Conversion Offer Prospectus before deciding to surrender Debentures for conversion. See “Where You Can Find More Information.” The risks and uncertainties described below are not the only ones Williams faces. Additional risks and uncertainties not presently known or that Williams currently believes to be less significant may also adversely affect Williams.
Risks Relating to the Offer

If you do not convert your Debentures, Debentures you retain may become less liquid as a result of the Offer.
      To the extent that Debentures are surrendered for conversion and accepted in the Offer, the trading market for the Debentures that remain outstanding may become more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with greater float. Therefore, the market price for Debentures not converted pursuant to the Offer may be affected adversely as the Debentures converted pursuant to the Offer will reduce the float. The reduced float may also tend to make the trading price of the Debentures more volatile. Holders of unconverted Debentures may attempt to obtain quotations for the Debentures from their brokers; however, there can be no assurance that an active trading market will exist for the Debentures following the Offer. The extent of the public market for the Debentures following consummation of the Offer would depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Debentures on the part of securities firms and other factors.

Upon consummation of the Offer, Holders who surrender Debentures for conversion pursuant to the Offer will lose their rights under the Debentures, including their rights to future interest and principal payments with respect to their Debentures and their rights as a creditor of Williams.
      If you surrender Debentures pursuant to the Offer, you will be giving up your rights as a holder of Debentures including rights of payment of future principal and interest, and you will cease to be a creditor of Williams. Any shares of Common Stock that are issued upon conversion of the Debentures will be, by definition, junior to claims of the Williams’ creditors which, in turn, are effectively subordinate to the claims of the creditors of the Williams’ subsidiaries.

Although Williams has regularly paid dividends on the Common Stock, there is no assurance that dividends will be paid in the future, or that, if paid, dividends would be paid in the same amount or with the same frequency as in the past.
      Williams paid quarterly cash dividends on its Common Stock of $0.01 per share from the quarter ended September 30, 2002, to the quarter ended September 30, 2004, $0.05 per share from the quarter ended December 31, 2004 to the quarter ended June 30, 2005, and $0.075 in the quarter ended September 30, 2005. On November 17, 2005, the Board declared a dividend on the Common Stock of $0.075 per share, which was paid on December 26, 2005 to shareholders of record on December 9, 2005. Because the Expiration Date follows the record date for the dividend, you will not be entitled to the dividend on the Common Stock even if you have validly surrendered and not validly withdrawn your Debentures prior to the record date. There can be no assurances, however, that Williams will continue to declare dividends on the Common Stock. Payment of dividends on the Common Stock will depend on the earnings and cash flows of Williams and its subsidiaries. Even if funds are available, before declaring any dividend, the Board will consider factors that ordinarily affect dividend policy, such as earnings, cash flow, estimates or future earnings and cash flow, business conditions, regulatory factors, Williams’ financial condition and other matters within the discretion of the Board. See “Risks Relating to Williams’ Business.” Williams cannot assure you that dividends will be paid in the future or, if paid, that the dividends will be in the same amount or with the same frequency as in the past.

The value of the Common Stock may fluctuate.
      Williams is offering to pay a cash premium to Holders that convert their outstanding Debentures into shares of Common Stock. The market price of the Common Stock may fluctuate widely in the future. If the market price of the Common Stock declines, the value of the shares of the Common Stock you receive upon conversion of your Debentures will decline. The trading value of the Common Stock could fluctuate depending upon any number of factors, including those specific to Williams and those that influence the trading prices of equity securities generally, many of which are beyond the Williams’ control. See “— Risks Related to Williams’ Business” below.

Williams may redeem the Debentures, at its option, on or after June 1, 2010.
      Williams may redeem all or a portion of the Debentures, at its option, on or after June 1, 2010 at 100% of the principal amount of Debentures being redeemed, plus accrued and unpaid interest, if any, if for at least 20 trading days within the preceding period of 30 consecutive trading days, including the last day in the 30-day period, the closing price of Williams’ common stock exceeds 130% of the conversion price. Williams must provide the Holders with at least 30, but no more than 60, days’ notice of its intention to redeem any Debentures. The market price of the Common Stock into which the Debentures are convertible may decline significantly between the Expiration Date and the time fixed for any redemption by Williams of Debentures.

Williams’ Board of Directors has not made a recommendation with regard to whether you should surrender your Debentures for conversion, and Williams has not obtained a third-party determination that the Offer is fair to Holders of the Debentures.
      Williams’ Board of Directors has not made a recommendation with regard to whether you should surrender your Debentures for conversion pursuant to the Offer, and Williams has not obtained a third-party determination that the Offer is fair to Holders of the Debentures. Williams has not retained and does not intend to retain any unaffiliated representative to act solely on behalf of the Holders for purposes of negotiating the terms of this Offer or preparing a report concerning the fairness of this Offer.

Williams will withhold 30% of the Conversion Consideration payable to non-U.S. Holders.
      Williams intends to withhold taxes equal to 30% of the Conversion Consideration payable to each non-U.S. Holder, as defined below, and submit the withheld amount to the Internal Revenue Service unless such Holder provides Williams with the applicable forms to demonstrate exemption from or entitlement to a reduced withholding tax rate. See “Material United States Federal Income Tax Consequences — Non-U.S. Holders — Conversion Pursuant to the Offer.”
Risks Related to Williams’ Business

Williams’ risk measurement and hedging activities might not prevent losses.
      Although Williams has risk measurement systems in place that use various methodologies to quantify risk, these systems might not always be followed or might not always work as planned. Further, such risk measurement systems do not in themselves manage risk, and adverse changes in energy commodity market prices, volatility, adverse correlation of commodity prices, the liquidity of markets and changes in interest rates might still adversely affect Williams’ earnings and cash flows and its balance sheet under applicable accounting rules, even if risks have been identified.
      In an effort to manage its financial exposure related to commodity price and market fluctuations, Williams has entered into contracts to hedge certain risks associated with its assets and operations, including its long-term tolling agreements. In these hedging activities, Williams has used fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges, as well as long-term structured transactions when feasible. Substantial declines in market liquidity, however, as well as its current credit rating and termination of existing positions (due for example to credit concerns) have greatly limited Williams’ ability to hedge risks identified and have caused previously hedged positions to become unhedged. To the extent Williams has unhedged positions, fluctuating commodity prices could cause its net revenues and net income to be volatile.
      Some of the hedges of Williams’ tolling contracts are more effective than others in managing economic risk and creating future cash flow certainty. For example, Williams may resell its rights under a tolling contract through a forward contract, which has terms that match those of the tolling contract. This type of forward contract would be very effective at hedging not only the commodity price risk, but also the volatility risk inherent in the tolling contract. However, this forward contract would not hedge the tolling contract’s counterparty credit or performance risk. A default by the tolling contract counterparty could result in a future loss of economic value and a change in future cash flows. Other economic hedges of the tolling contract, including full requirements contracts, forward physical commodity contracts and financial swaps and futures, could also effectively hedge the commodity price risk of a tolling contract. However, these types of contracts would be less effective or ineffective in hedging the volatility risk associated with the tolling contract because they do not possess the same optionality characteristics as the tolling contract. These other contracts would also be ineffective in hedging counterparty credit or performance risk.
      Williams manages counterparty credit risk at the enterprise level for its unregulated businesses and at the business unit level for its regulated business. Risk is managed within the guidelines established by its credit policy. Williams believes that the application of the requirements under the credit policy and the associated control framework, along with its analytical capabilities inherent in its credit system, will enhance its ability to manage counterparty credit risk. However, Williams might not be able to successfully manage all credit risk and as such, future cash flows could be impacted by counterparty default.
      The impact of changes in market prices for natural gas on the gas prices received by Williams may be reduced based on the level of its hedging strategies. These hedging arrangements may limit Williams’ potential gains if the market prices for natural gas were to rise substantially over the price established by the hedge. In addition, Williams’ hedging arrangements expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production is less than expected;

•	a change in the difference between published price indexes established by pipelines in which Williams hedged production is delivered and the reference price established in the hedging arrangements is such that Williams is required to make payments to its counterparties; or

•	the counterparties to Williams’ hedging arrangements fail to honor their financial commitments.

Electricity, natural gas liquids and natural gas prices are volatile and this volatility could adversely affect Williams’ financial results, cash flows, access to capital and ability to maintain existing businesses.
      Williams’ revenues, operating results, profitability, future rate of growth and the value of its power and gas businesses depend primarily upon the prices it receives for natural gas and other commodities. Prices also affect the amount of cash flow available for capital expenditures and Williams’ ability to borrow money or raise additional capital.
      Historically, the markets for these commodities have been volatile and they are likely to continue to be volatile. Wide fluctuations in prices might result from relatively minor changes in the supply of and demand for these commodities, market uncertainty and other factors that are beyond Williams’ control, including:

•	worldwide and domestic supplies of electricity, natural gas, petroleum and related commodities;

•	turmoil in the Middle East and other producing regions;

•	terrorist attacks;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of other types of fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	volatility in the natural gas markets;

•	the overall economic environment; and

•	the credit of participants in the markets where products are bought and sold.
      These factors and the volatility of the energy markets make it extremely difficult to predict future electricity and gas price movements with any certainty. Further, electricity and gas prices do not necessarily move in tandem.

Williams might not be able to successfully manage the risks associated with selling and marketing products in the wholesale energy markets.
      Williams’ portfolios consist of wholesale contracts to buy and sell commodities, including contracts for electricity, natural gas, natural gas liquids and other commodities that are settled by the delivery of the commodity or cash throughout the United States. If the values of these contracts change in a direction or manner that Williams does not anticipate or cannot manage, Williams could realize material losses from selling and marketing products in the wholesale energy markets. In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances, this volatility has caused companies to be unable to deliver energy commodities that they had guaranteed under contract. In such event, Williams might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in Williams’ businesses, it often extends credit to its counterparties. Despite performing credit analysis prior to extending credit, Williams is exposed to the risk that it might not be able to collect amounts owed to it. If the counterparty to such a financing transaction fails to perform and any collateral that secures its counterparty’s obligation is inadequate, Williams will lose money.
      If Williams is unable to perform under its energy agreements, it could be required to pay damages. These damages generally would be based on the difference between the market price to acquire replacement energy or energy services and the relevant contract price. Depending on price volatility in the wholesale energy markets, such damages could be significant.

Williams’ operating results might fluctuate on a seasonal and quarterly basis.
      Revenues from Williams’ businesses, including gas transmission and the sale of electric power, can have seasonal characteristics. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter. As a result, Williams’ overall operating results in the future might fluctuate substantially on a seasonal basis. Demand for gas and other fuels could vary significantly from Williams’ expectations depending on the nature and location of Williams’ facilities and pipeline systems and the terms of its power sale agreements and gas transmission arrangements relative to demand created by unusual weather patterns.

Williams’ investments and projects located outside of the United States expose it to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, political conditions and policies of foreign governments. These risks might delay or reduce Williams’ realization of value from its international projects.
      Williams currently owns and might acquire and/or dispose of material energy-related investments and projects outside the United States. The economic and political conditions in certain countries where Williams has interests or in which it might explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States. The uncertainty of the legal environment in certain foreign countries in which Williams develops or acquires projects or makes investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of certain customers to honor their obligations with respect to such projects or investments and could impair its ability to enforce its rights under agreements relating to such projects or investments.
      Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. In certain conditions under which Williams develops or acquires projects, or makes investments, economic and monetary conditions and other factors could affect its ability to convert its earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when Williams’ foreign subsidiaries expend or borrow funds in one type of currency, but receive revenue in another. In such cases, an adverse change in exchange rates can reduce Williams’ ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by Williams’ foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income Williams receives from these foreign subsidiaries.

Williams’ debt agreements and other related transaction documents impose restrictions on it that may adversely affect its ability to operate its business.
      As of September 30, 2005, Williams had approximately $7.72 billion of long-term debt outstanding, including the current portion, on a consolidated basis. Certain of Williams’ debt agreements and other related transaction documents contain covenants that restrict, among other things, its ability to create liens, sell assets, make certain distributions, repurchase equity and incur additional debt.
      In addition, some of Williams’ debt agreements and other related transaction documents contain, and other debt agreements and other related transaction documents that it enters into in the future may contain, financial covenants and other limitations with which Williams will need to comply. Williams’ ability to comply with these covenants may be affected by many events beyond its control, and there can be no assurance that its future operating results will be sufficient to comply with the covenants or, in the event of a default under any of its debt agreements and other related transaction documents, to remedy that default.
      Williams’ failure to comply with the covenants in its debt agreements and other related transaction documents could result in events of default. Upon the occurrence of an event of default under Williams’ debt agreements, the lenders could elect to declare all amounts outstanding under a particular facility to be immediately due and payable and terminate all commitments, if any, to extend further credit. By reason of cross-default or cross-acceleration provisions in certain of its debt agreements, such a default or acceleration could have a wider impact on Williams’ liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, and the lenders under the affected debt agreements and other related transaction documents accelerate the maturity of any loans or other debt outstanding to it, Williams may not have sufficient liquidity to repay amounts outstanding under its debt agreements and other related transaction documents, including amounts outstanding under the Indenture.
Risks Related to Legal Proceedings and Governmental Investigations

Williams might be adversely affected by governmental investigations and any related legal proceedings related to its power business.
      Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. Such scrutiny has also resulted in various inquiries, investigations and court proceedings, including a U.S. Department of Justice investigation and private class action and shareholder lawsuits in which Williams is a defendant.

      Such inquiries, investigations and court proceedings are ongoing and continue to adversely affect Williams’ business as a whole. Williams might see these adverse effects continue as a result of the uncertainty of these ongoing inquiries and proceedings, or additional inquiries or proceedings, by federal or state regulatory agencies or private plaintiffs. In addition, Williams cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against it, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of Williams’ business and its revenues and net income or increase its operating costs in other ways. Current legal proceedings against Williams arising out of the operation of its Power business, its former telecommunications subsidiary, or other matters related to its ongoing business include environmental matters, disputes over gas measurement and royalty payments, ERISA litigation, shareholder class action suits, regulatory appeals and similar matters. Any or all of these matters might result in adverse decisions against Williams. The result of such adverse decisions, either individually or in the aggregate, could be material and may not be covered fully or at all by insurance. See “Legal Proceedings” in the Annual Report and Williams’ quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.
Risks Affecting Williams’ Strategy and Financing Needs

Developments affecting the wholesale power and energy trading industry sector have reduced market activity and liquidity and might continue to adversely affect Williams’ results of operations.
      In June 2002, Williams announced its intention to exit the wholesale power and energy trading business and divest its trading portfolio. Williams has since decided to maintain its wholesale power and energy trading business and trading portfolio.
      Therefore, the legacy issues arising out of the 2000-2001 energy crisis in California, the resulting collapse in energy merchant credit and volatility in natural gas prices, the Enron Corporation bankruptcy filing, and investigations by governmental authorities into energy trading activities and increased litigation related to such inquiries could continue to affect Williams in the future.
      These market factors have led to industry-wide downturns that have resulted in some companies being forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and in market liquidity.

Because Williams no longer maintains investment grade credit ratings, its counterparties have required Williams to provide higher amounts of credit support, which raises its cost of doing business.
      Williams’ transactions in each of its businesses require greater credit assurances, both to be given from and received by Williams to satisfy credit support requirements. Additionally, certain market disruptions or a further downgrade of Williams’ credit rating might further increase its cost of borrowing or further impair its ability to access one or any of the capital markets. Such disruptions could include:

•	economic downturns;

•	capital market conditions generally;

•	market prices for electricity and natural gas;

•	terrorist attacks or threatened attacks on Williams’ facilities or those of other energy companies; or

•	the overall health of the energy industry, including the bankruptcy or insolvency of other energy companies.

Despite its restructuring efforts, Williams may not attain investment grade ratings.
      Credit rating agencies perform independent analyses when assigning credit ratings. Given the significant changes in capital markets and the energy industry over the last few years, credit rating agencies continue to review the criteria for attaining investment grade ratings and make changes to their criteria from time to time. Williams’ goal is to attain investment grade ratios. However, there is no guarantee that the credit rating agencies will assign Williams investment grade ratings if it meets or exceeds their criteria for investment grade ratios.
Risks Related to the Regulation of Williams’ Businesses

Williams’ businesses are subject to complex government regulations. The operation of Williams’ businesses might be adversely affected by changes in these regulations or in their interpretation or implementation.
      Existing regulations might be revised or reinterpreted, new laws and regulations might be adopted or become applicable to Williams or to its facilities, and future changes in laws and regulations might have a detrimental effect on its business. Over the past few years, certain restructured energy markets have experienced supply problems and price volatility. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. Various forms of market controls and limitations including price caps and bid caps have already been implemented and new controls and market restructuring proposals are in various stages of development, consideration and implementation. There can be no assurance that changes in market structure and regulation will not adversely affect Williams’ business. There also can be no assurance that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed.
      The Federal Energy Regulatory Commission, or FERC, issued a rule, Order No. 2004, on November 25, 2003, which has been clarified in rehearing orders issued April 16, 2004 and August 2, 2004, adopting standards of conduct for transmission providers (including Williams’ interstate gas pipelines) when dealing with “energy affiliates” as defined by the rule. The standards of conduct, effective September 22, 2004, are intended to prevent transmission providers from preferentially benefiting their energy affiliates, by requiring the employees of the transmission provider to function independently from employees of energy affiliates, and by restricting the information that transmission providers may provide to energy affiliates. The inefficiencies created by the restrictions on the sharing of employees and information may increase Williams’ costs, and the restrictions on sharing of information may have an adverse impact on Williams’ senior management’s ability to effectively obtain important information about its business.
      On June 30, 2005, the FERC issued an order, “Accounting for Pipeline Assessment Cost,” to be effective January 1, 2006. The order requires companies to expense certain assessment costs that Williams has historically capitalized. In September 2005, the FERC denied the Interstate Natural Gas Association of America’s filing for rehearing of this order. We anticipate expensing approximately $27 million to $35 million in 2006 that previously would have been capitalized.

Williams’ revenues might decrease if it is unable to gain adequate, reliable and affordable access to transmission and distribution assets due to the FERC and regional regulation of wholesale market transactions for electricity and natural gas.
      Williams depends on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas it buys and sells in the wholesale market. If transmission is disrupted, if capacity is inadequate, or if credit requirements or rates of such utilities or energy companies are increased, Williams’ ability to sell and deliver products might be hindered. The FERC has issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, nondiscriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, some companies have failed to provide fair and equal access to their transmission systems or have not provided sufficient transmission capacity to enable other companies to transmit electric power. Williams cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish the FERC’s objectives.
      In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and might continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms might adversely impact the profitability of Williams’ wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators, or other market operators, there can be no assurance that Williams will be able to operate profitably in all wholesale power markets.

The different regional power markets in which Williams competes or will compete in the future have changing regulatory structures, which could affect its growth and performance in these regions.
      Williams’ results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that might arise in the formation and operation of new regional transmission organizations, or RTOs, might restrict Williams’ ability to sell power produced by its generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets might also change from time to time which could affect Williams’ costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop and evolve or what regions they will cover, Williams is unable to assess fully the impact that these power markets might have on its business.

Williams’ gas sales, transmission and storage operations are subject to government regulations and rate proceedings that could have an adverse impact on its ability to recover the costs of operating its pipeline facilities.
      Williams’ interstate gas sales, transmission and storage operations conducted through its Gas Pipeline business are subject to the FERC’s rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC’s regulatory authority extends to:

•	transportation and sale for resale of natural gas in interstate commerce;

•	rates and charges;

•	construction;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records;

•	depreciation and amortization policies; and

•	operating terms and conditions of service.
      The FERC has taken certain actions to strengthen market forces in the natural gas pipeline industry that has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a transmission provider based on economic and other considerations.
Risks Related to Outsourcing of Non-Core Support Services

Institutional knowledge represented by Williams’ former employees now employed by its outsourcing service provider might not be adequately preserved.
      Due to the large number of Williams’ former employees who migrated to an outsourcing provider, access to significant amounts of internal historical knowledge and expertise could become unavailable to Williams, particularly if knowledge transfer initiatives are delayed or ineffective.

Failure of the outsourcing relationship might negatively impact Williams’ ability to conduct its business.
      Some studies indicate a high failure rate of outsourcing relationships. Although Williams has taken steps to build a cooperative and mutually beneficial relationship with its outsourcing providers, a failure of all or part of these relationships could lead to loss of institutional knowledge and interruption of services necessary for Williams to be able to conduct its business.

Williams’ ability to receive services from outsourcing provider locations outside of the United States might be impacted by cultural differences, political instability or unanticipated regulatory requirements in jurisdictions outside the United States.
      Certain information technology application development, human resources and help desk services that are currently provided by an outsourcer have been relocated to service centers operated by Williams’ outsourcing provider outside of the United States during 2005. The economic and political conditions in certain countries from which Williams’ outsourcing providers may provide services to it present similar risks of business operations located outside of the United States, including risks of interruption of business, war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States.
Risks Related to Environmental Matters

Williams could incur material losses related to the environmental condition of any of its assets or divested assets, which could include losses that exceed its current expectations.
      Williams is generally responsible for all liabilities associated with the environmental condition of its facilities and assets, whether acquired or developed, regardless of when the conditions or liabilities arose and whether they are known or unknown. In addition, in connection with certain acquisitions and sales of assets, Williams might obtain, or be required to provide, indemnification against certain environmental liabilities. If Williams incurs a material liability, or the other party to a transaction fails to meet its indemnification obligations to it, Williams could suffer material losses. If a purchaser of one of Williams’ divested assets incurs a liability due to the environmental condition of the divested asset, Williams may have a contractual obligation to indemnify that purchaser or otherwise retain responsibility for the environmental condition of the divested asset. Williams may also have liability for environmental damages related to divested assets under applicable federal, state, municipal or foreign laws and regulations. Changes to applicable laws and regulations, or changes to their interpretation, may increase Williams’ liability. Environmental liabilities related to Williams’ assets or divested assets may not be covered by insurance. Even if environmental liabilities are covered by insurance, policy conditions may not be met.
      Williams makes assumptions and develops expectations about possible liability related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, Williams’ assumptions may change. Williams’ assumptions and expectations are also based on available information. If more information becomes available, Williams’ assumptions may change. Any of these changes may result in not only increased risk related to one or more of its assets, but material losses in excess of current estimates.

Williams is subject to environmental legislation in all jurisdictions in which it operates, and any changes in such legislation could negatively affect its financial condition or results of operations.
      Williams’ operations are subject to extensive environmental regulation pursuant to a variety of federal, state, municipal and foreign laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that Williams’ facilities, sites and other properties associated with Williams’ operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Williams or its facilities, and future changes in environmental laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management, which may affect Williams’ business. Failure to comply with environmental legislation and regulations might result in the imposition of fines and penalties or other sanctions.

      Compliance with environmental legislation has required and will require significant expenditures, including expenditures for compliance with the Clean Air Act and other legislation, and for clean up costs, fines, penalties and damages relating to contaminated properties. The steps Williams takes to bring certain of its facilities into compliance could be prohibitively expensive, and Williams might be required to shut down, divest or alter the operation of those facilities, which might cause it to incur losses.
      Further, Williams’ regulatory rate structure and its contracts with clients might not necessarily allow it to recover capital costs it incurs to comply with new or existing environmental regulations. Also, Williams might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if Williams fails to obtain and comply with them, the operation of Williams’ facilities could be prevented or become subject to additional costs. Should Williams fail to comply with all applicable environmental laws, Williams might be subject to penalties and fines or other sanctions imposed against it by regulatory authorities. No assurance can be made that the costs of complying with environmental legislation in the future will not have a material adverse effect on Williams’ financial condition or results of operations.
Risks Related to Accounting Standards

Potential changes in accounting standards might cause Williams to revise its financial results and disclosure in the future, which might change the way analysts measure its business or financial performance.
      Accounting irregularities discovered in the last few years in various industries have forced regulators and legislators to take a renewed look at accounting practices, financial disclosures, companies’ relationships with their independent auditors and retirement plan practices. Because it is still unclear what laws or regulations will ultimately develop, Williams cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in its operations specifically.
      In addition, the Financial Accounting Standards Board, or FASB, or the SEC could enact new accounting standards that might impact how Williams is required to record revenues, expenses, assets, and liabilities.
Risks Related to Williams’ Industry

The long-term financial condition of Williams’ natural gas transmission and midstream businesses are dependent on the continued availability of natural gas reserves.
      The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to Williams’ pipeline systems. Low prices for natural gas, regulatory limitations or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves might not be developed in commercial quantities and in sufficient amounts to fill the capacities of Williams’ gathering and processing pipeline facilities.

Williams’ drilling, production, gathering, processing and transporting activities involve numerous risks that might result in accidents and other operating risks and costs.
      Williams’ operations are subject to all of the risks and hazards typically associated with the exploitation, development and exploration for, and the production and transportation of oil and gas. These operating risks include, but are not limited to:

•	blowouts, cratering, and explosions;

•	uncontrollable flows of oil, natural gas, or well fluids;

•	fires;

•	formations with abnormal pressures;

•	pollution and other environmental risks; and

•	natural disasters.
      In addition, there are inherent in Williams’ gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of Williams’ operations and substantial losses to Williams. In accordance with customary industry practice, Williams maintains insurance against some, but not all, of these risks and losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. Williams implemented an Integrity Management Plan, or IMP, for its gas transmission pipelines in December 2004, as required by the Pipeline Safety Improvement Act. As part of the IMP, Williams identified High Consequence Areas, or HCAs, through which its pipelines run. An HCA is an area where the potential consequence of a gas pipeline accident may be significant or do considerable harm to people or property. Certain segments of Williams’ pipelines run through HCAs. An event such as those described above in an HCA not only could cause considerable harm to people or property, but could have a material adverse effect on Williams’ financial position and results of operations, particularly if the event is not fully covered by insurance.
      Accidents or other operating risks could further result in loss of service available to Williams’ customers. Such circumstances could adversely impact Williams’ ability to meet contractual obligations and retain customers. For example, a 26-inch segment of Northwest Pipeline from Sumas to Washougal, Washington was idled in 2003 after two line breaks associated with stress corrosion cracking, or SCC, occurred. SCC is caused by a specific combination of stress and exposure to environmental factors such as soil acidity, moisture and electro-chemical properties that occurs in older pipelines. This type of corrosion cracking is a very complex technical phenomenon and, while the industry is making progress in developing methods to predict and identify SCC, there are still many unknowns.
      Potential customer impacts arising from service interruptions on any of Williams’ pipeline transmission facilities could include potential limitations on the pipeline’s ability to satisfy customer requirements, obligations to provide reservation charge credits to customers in times of constrained capacity, and solicitation of existing customers by others for potential new pipeline projects that would compete directly with existing service.
      In December 2003, Williams received an Amended Corrective Action Order, or ACAO, from the U.S. Department of Transportation’s Office of Pipeline Safety, or OPS, regarding two line breaks in the 26-inch segment of Northwest Pipeline referred to above. Williams idled the pipeline segment until its integrity could be assured.
      By June 2004, Williams had successfully completed its hydrostatic testing program and returned to service 111 miles of the 268 miles of pipe affected by the ACAO. That effort has restored 131 Mdt/d of the 360 Mdt/d of idled capacity and is anticipated to be adequate to meet most market conditions. To date, Williams’ ability to serve the market demand has not been significantly impacted.
      As required by OPS, Williams plans to replace the pipeline’s entire capacity by November 2006 to meet long-term demands. Williams conducted a reverse open season to determine whether any existing customers were willing to relinquish or reduce their capacity commitments to allow Williams to reduce the scope of pipeline replacement facilities. That resulted in 13 Mdt/d of capacity being relinquished and incorporated into the replacement project. In September 2005, Williams received FERC approval to construct and operate approximately 80 miles of 36-inch pipeline loop, which will replace most of the capacity previously served by 268 miles of 26-inch pipeline in the Washington state area. The estimated cost of the project is $333 million, with a projected in-service date of no later than December 2006. The majority of these costs will be spent in

2005 and 2006. Williams anticipates filing a rate case to recover the capitalized costs relating to restoration and replacement facilities following the in-service date of the replacement facilities.

Estimating reserves and future net revenues involves uncertainties and negative revisions to reserve estimates, and oil and gas price declines may lead to impairment of oil and gas assets.
      Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of developmental expenditures, including many factors beyond the control of the producer. The reserve data incorporated by reference into this Memorandum represent estimates. In addition, the estimates of future net revenues from Williams’ proved reserves and the present value of such estimates are based upon certain assumptions about future production levels, prices and costs that may not prove to be correct over time.
      Quantities of proved reserves are estimated based on economic conditions in existence during the period of assessment. Lower oil and gas prices may have the impact of shortening the economic lives of certain fields because it becomes uneconomic to produce all recoverable reserves on such fields, which reduces proved property reserve estimates.
      If negative revisions in the estimated quantities of proved reserves were to occur, it would have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, which would decrease earnings or result in losses through higher depreciation, depletion and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties, which would result in a further non-cash charge to earnings. The revisions could also affect the evaluation of goodwill for impairment purposes.
Other Risks

The threat of terrorist activities and the potential for continued military and other actions could adversely affect Williams’ business.
      The continued threat of terrorism and the impact of continued military and other action by the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the market for Williams’ gas operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and it has been reported that terrorists might be targeting domestic energy facilities. While Williams is taking steps that it believes are appropriate to increase the security at locations where its energy assets are located, there is no assurance that Williams can completely secure its locations or completely protect them against a terrorist attack. These developments have subjected Williams’ operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on its business. In particular, Williams might experience increased capital or operating costs to implement increased security for its energy assets.

Historic performance of Williams’ exploration and production business is no guarantee of future performance.
      Performance of Williams’ exploration and production business is affected in part by factors beyond its control, such as:

•	regulations and regulatory approvals;

•	availability of capital for drilling projects, which may be affected by other risk factors discussed, or incorporated by reference, in this Conversion Offer Prospectus;

•	cost-effective availability of drilling rigs and necessary equipment;

•	availability of cost-effective transportation for products; or

•	market risks already discussed, or incorporated by reference, in this Conversion Offer Prospectus.
      Williams’ success rate for drilling projects in 2004 should not be considered a predictor of future performance. Reserves that are “proved reserves” are those estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions, but should not be considered as a guarantee of results for future drilling projects.

Williams’ assets and operations can be affected by weather and other natural phenomena.
      Williams’ assets and operations, especially those located offshore, can be adversely affected by hurricanes, earthquakes, tornadoes and other natural phenomena and weather conditions including extreme temperatures, making it more difficult for Williams to realize the historical rates of return associated with these assets and operations.

QUESTIONS AND ANSWERS ABOUT THE OFFER
      For your convenience, the following is additional summary information regarding the Offer in a question and answer format.

Who is making the Offer?
      The Williams Companies, Inc., the issuer of the Debentures, is offering to pay a cash premium if Holders of outstanding Debentures agree to convert their Debentures into shares of its Common Stock in accordance with the terms of the Offer.

What securities are the subject of the Offer?
      The securities that are the subject of the Offer are Williams’ 5.50% Junior Subordinated Convertible Debentures due 2033. As of the date of this Conversion Offer Prospectus, there are $299,987,000 in aggregate principal amount of Debentures outstanding.

What is the purpose of the Offer?
      The purpose of the Offer is to induce the conversion to Common Stock of any and all of the outstanding Debentures. Williams believes that the issuance of Common Stock upon conversion of the Debentures would strengthen Williams’ capitalization by reducing long-term debt.

What is the market value of the Debentures?
      The Debentures are not listed on any national securities exchange but are eligible for trading on the PORTAL Market. Accordingly, the Dealer Managers have advised us that there is no practical way to determine the trading history of the Debentures.

What is the recent market price of the Common Stock into which the Debentures are convertible?
      The Common Stock is traded on the New York Stock Exchange under the symbol “WMB.” The last reported sale price of the Common Stock on December 28, 2005 was $23.25 per share. Each $50 principal amount of the Debentures is convertible into 4.5907 shares of Common Stock, which is equivalent to a conversion price of $10.8916 per share. See “Price Range of Common Stock and Dividend Policy.”

What will I receive in the Offer if I surrender Debentures for conversion and they are accepted?
      For each $50 in principal amount of Debentures converted pursuant to the Offer, you will receive (1) 4.5907 shares of Common Stock issuable upon conversion of the Debentures in accordance with their terms and (2) the Conversion Consideration. Williams is not required to issue fractional shares of Common Stock upon conversion of the Debentures. Instead, Williams will pay a cash adjustment based upon the last reported sale price of the Common Stock on the Expiration Date.

How does the cash payment I will receive if I surrender Debentures for conversion compare to the payments I would receive on Debentures if I do not surrender them for conversion?
      If you do not surrender Debentures for conversion pursuant to the Offer you will receive interest payments of 5.50% per annum, payable quarterly in arrears on each March 1, June 1, September 1 and December 1 through maturity (subject to the interest deferral provision described below under “Description of the Debentures”) and will continue to have the right to convert your Debentures in accordance with their terms, subject to Williams’ right, on or after June 1, 2010, to redeem all or any portion of the Debentures at 100% of the principal amount of Debentures being redeemed, plus accrued and unpaid interest, if any, if for at least 20 trading days within the preceding period of 30 consecutive trading days, including on the last day in the 30-day period, the closing price of Williams’ common stock exceeds 130% of the conversion price; however, you will not be entitled to receive the Conversion Consideration to be paid upon conversion of the Debentures pursuant to the Offer.

      If, however, you participate in the Offer, for each $50 in principal amount of Debentures converted pursuant to the Offer, you will receive (1) 4.5907 shares of Common Stock issuable upon conversion of the Debentures in accordance with their terms and (2) the Conversion Consideration. If your Debentures are converted pursuant to the Offer, you will no longer be entitled to quarterly interest payments on your Debentures.

Will I receive accrued and unpaid interest from and after December 1, 2005 to the Expiration Date?
      Although under the terms of the Debentures, Williams is not obligated to pay interest for a partial interest period on Debentures converted during that period, the Conversion Consideration includes $0.35 per $50 principal amount of Debentures, which is equivalent to the amount of interest that would have accrued and become payable after the last interest payment date prior to the Expiration Date, which interest payment date was December 1, 2005, up to, but not including, the Settlement Date had the Debentures provided for payments of such amounts as interest.

If I surrender my Debentures for conversion, will I receive the $0.075 dividend on the Common Stock declared by the Williams’ Board on November 17, 2005?
      No. Only shareholders of record on December 9, 2005, were entitled to the $0.075 per share dividend on the Common Stock declared by the Board on November 17, 2005 and paid on December 26, 2005. Because the Expiration Date of the Offer follows the record date set by the Board, you will not be entitled to the dividend on the Common Stock even if you have validly surrendered and not validly withdrawn your Debentures for conversion prior to the record date.

How will fluctuations in the trading price of the Common Stock affect the amount I will receive if I surrender Debentures for conversion?
      For each $50 in principal amount of Debentures converted pursuant to the Offer, you will receive (1) 4.5907 shares of Common Stock issuable upon conversion of the Debentures in accordance with their terms and (2) the Conversion Consideration. If the market price of the Common Stock declines, the value of the shares of Common Stock you will receive will decline. The trading value of the Common Stock could fluctuate depending upon any number of factors, including those specific to Williams and those that influence the trading prices of equity securities generally, many of which are beyond Williams’ control.

When will I receive the Conversion Consideration for surrendering my Debentures for conversion pursuant to the Offer?
      Assuming Williams has not previously elected to terminate the Offer (which it can only do if a condition to the Offer has not been satisfied, see “Terms of the Offer — Conditions to the Offer”), Debentures validly surrendered for conversion in accordance with the procedures set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date, will, upon the terms and subject to the conditions of the Offer, be accepted for conversion and payment by the Company of the Conversion Consideration, and payments will be made therefor promptly on the Settlement Date. Williams intends to deposit the Conversion Consideration with the Conversion Agent or return Debentures surrendered for Conversion pursuant to the Offer, as applicable, on the third business day following the Expiration Date. If the Offer is not consummated, no such conversion will occur and no payments will be made. Unless the Offer is terminated, all conditions to the Offer will be either satisfied or waived by the Company on or prior to the Expiration Date.

Will the Common Stock I receive upon conversion of the Debentures be freely tradable?
      Yes. The Common Stock will be listed on the New York Stock Exchange under the symbol “WMB.” Generally, the Common Stock you will receive upon conversion will be freely tradable, unless you are an affiliate of Williams, as that term is defined in the Securities Act, or you acquired your Debentures from an affiliate of Williams in an unregistered transaction.

Can I still convert my Debentures into shares of Common Stock if I do not participate in the Offer?
      Yes. However, if you do not exercise your conversion rights prior to the Expiration Date, you will not receive the Conversion Consideration. Pursuant to the terms of the Indenture, the Debentures are convertible at a rate of 4.5907 shares of Common Stock for each $50 principal amount of Debentures, which is equivalent to a conversion price of $10.8916 per share of Common Stock. The number of shares of Common Stock you would receive upon conversion of your Debentures pursuant to the Offer is the same number of shares of Common Stock that you would receive if you exercised your conversion rights pursuant to the terms of the Indenture after the Expiration Date and Williams makes the election described above, subject to adjustment for certain events. See “Description of Debentures — Conversion Rights.”

If the Offer is consummated and I do not participate or I do not surrender all of the Debentures that I hold, how will my rights and obligations under the Debentures be affected?
      Debentures not surrendered for conversion pursuant to the Offer will remain outstanding after the consummation of the Offer through maturity in 2033, provided that, under specified circumstances, Williams may redeem all or a portion of the Debentures, at its option, on or after June 1, 2010 at 100% of the principal amount of Debentures being redeemed, plus accrued and unpaid interest, if any, if for at least 20 trading days within the preceding period of 30 consecutive trading days, including on the last day in the 30-day period, the closing price of Williams’ common stock exceeds 130% of the conversion price. Holders of Debentures not surrendered for conversion pursuant to the Offer will continue to have the same rights under the Debentures as they are entitled to today. If the Company consummates the Offer and thereby reduces the aggregate principal amount of outstanding Debentures, the liquidity of your Debentures may be adversely affected. See “Risk Factors — Risks Relating to the Offer.”

Are any Debentures held by the Company’s officers or directors?
      No. None of the Company’s directors or executive officers beneficially holds Debentures.

Is Williams making a recommendation regarding whether I should surrender my Debentures for conversion pursuant to the Offer?
      Williams has not made, nor will it make a recommendation to any Holder, and will remain neutral as to whether you should surrender your Debentures for Conversion pursuant to the Offer. You must make your own investment decision with regard to the Offer. Williams urges you to carefully read this Conversion Offer Prospectus and the related Letter of Transmittal in its entirety, including the information set forth in the section entitled “Risk Factors,” and the other documents incorporated by reference herein.

Does Williams have the authority to issue the Common Stock upon conversion of the Debentures?
      Yes. The Common Stock that will be issued upon conversion of the Debentures consists of authorized shares of Williams’ Common Stock which Williams may issue without further stockholder approval. Provided that the conditions described under the section of this Conversion Offer Prospectus entitled “Terms of the Offer — Conditions to the Offer” have been satisfied, and unless the Offer has been terminated, the Conversion Agent will distribute to Holders who have surrendered their Debentures for conversion the shares of Common Stock that such Holders are entitled to receive upon such conversion. The Debentures surrendered for conversion pursuant to the Offer will be retired and cancelled. Holders entitled to receive Common Stock issuable upon conversion of the Debentures will be treated for all purposes as the record holder or holders of the Common Stock on the Settlement Date. For more information regarding the timing of the issuance of the Common Stock in the Offer, see the section of this Conversion Offer Prospectus entitled “Terms of the Offer — Acceptance of Debentures for Conversion and Payment of Conversion Consideration.”

What are the conditions to the Offer?
      The Offer is subject to applicable law and the conditions described under “Terms of the Offer — Conditions to the Offer.”

      The Offer is not conditioned upon any minimum principal amount of Debentures being surrendered for conversion. Williams currently expects that each of the conditions will be satisfied and that no waiver of any condition will be necessary.

When does the Offer expire?
      The Offer will expire at 5:00 p.m., New York City time, on January 11, 2006, unless extended or earlier terminated by the Company.

Under what circumstances can the Offer be extended, amended or terminated?
      Williams may extend or amend the Offer in its sole and absolute discretion, and it expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Exchange Act, to delay acceptance for conversion of, or payment of Conversion Consideration in respect of, Debentures in order to comply with any applicable law. In addition, Williams may terminate the Offer if any one or more of the conditions to the Offer is not satisfied, but in no other circumstance. See “Terms of the Offer — Conditions to the Offer.”

How will I be notified if the Offer is extended, amended or terminated?
      Any extension, amendment or termination of the Offer will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, Williams shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

What risks should I consider in deciding whether or not to surrender my Debentures for conversion pursuant to the Offer?
      In deciding whether to participate in the Offer, you should carefully consider the discussion of risks and uncertainties affecting the Offer, Williams’ business and the Common Stock described under “Risk Factors” herein and in the documents incorporated by reference herein.

What are the material United States federal income tax consequences of the Offer?
      In the opinion of Gibson, Dunn & Crutcher LLP, counsel to Williams, although the matter is not free from doubt, the surrender of the Debentures in exchange for the Conversion Consideration and Common Stock should be treated for U.S. federal income tax purposes as a “recapitalization.” Williams intends to withhold taxes equal to 30% of the Conversion Consideration payable to each non-U.S. Holder, as defined below, and submit the withheld amount to the Internal Revenue Service unless such Holder provides Williams with the applicable forms to demonstrate exemption from or entitlement to a reduced withholding tax rate. For more information, please see the section of this Conversion Offer Prospectus entitled “Material United States Federal Income Tax Consequences.” The U.S. federal income tax consequences of the Offer to you will depend on your own personal circumstances and the treatment of the conversion of Debentures pursuant to the Offer under current U.S. federal income tax law, which is not entirely clear. The Company therefore urges you to consult your own tax advisor for a full understanding of the tax consequences of participating in the Offer.

Will the Company receive any proceeds from the Offer?
      No.

How do I surrender my Debentures for conversion pursuant to the Offer?
      If your Debentures are held in the name of a broker, dealer or other nominee, the Debentures may be surrendered for conversion by your nominee through the Depository Trust Company (“DTC”). If your

Debentures are not held in the name of a broker, dealer or other nominee, you must surrender your Debentures for conversion together with a completed Letter of Transmittal and any other documents required thereby or hereby, to the Conversion Agent, no later than 5:00 p.m. New York City time, on the Expiration Date. For more information regarding the procedures for surrendering your Debentures pursuant to the Offer. See “Terms of the Offer — Procedures for Surrendering Debentures.”

May I surrender for conversion only a portion of the Debentures that I hold?
      Yes. You do not have to surrender all of your Debentures for conversion to participate in the Offer. However, you may only surrender Debentures for conversion in integral multiples of $50 principal amount of the Debentures.

What happens if some or all of my Debentures are not accepted for conversion?
      If the Offer closes, all Debentures properly surrendered will be accepted for conversion. If Williams decides not to accept some or all of your Debentures because they were not properly surrendered, the Debentures not accepted by Williams will be returned to you, at Williams’ expense, promptly after the Expiration Date. DTC will credit any withdrawn or unaccepted Debentures to the surrendering Holder’s account at DTC. See “Terms of the Offer — Procedure for Surrendering Debentures.”

What is the deadline and what are the procedures for withdrawing previously surrendered Debentures?
      Debentures previously surrendered for conversion may be withdrawn at any time up until 5:00 p.m. New York City time, on the Expiration Date. For a withdrawal of surrendered Debentures to be effective, a written, telegraphic or facsimile transmission with all the information required must be received by the Conversion Agent on or prior to 5:00 p.m. New York City time, on the Expiration Date at its address set forth on the back cover of this Conversion Offer Prospectus. See “Terms of the Offer — Withdrawal of Surrendered Debentures.”

Who do I call if I have any questions on how to surrender my Debentures for conversion or any other questions relating to the Offer?
      Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent. Any questions regarding the Offer should be directed to either of the Dealer Managers. Contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Debentures with questions and requests for assistance.

PRICE RANGE OF COMMON STOCK
      The Common Stock is listed on the NYSE under the symbol “WMB.” The following table shows the high and low reported sale prices and dividends paid per share of the Common Stock in the consolidated transaction reporting system in “The Dow Jones News Retrieval Service” for the stated calendar quarter.

	High	Low	Dividends

2005
Fourth Quarter (through December 28, 2005)	$25.72	$19.54	$0.075	(1)
Third Quarter	25.32	18.91	0.075
Second Quarter	19.40	15.62	0.05
First Quarter	19.48	15.18	0.05
2004
Fourth Quarter	17.18	12.04	0.05
Third Quarter	12.67	11.36	0.01
Second Quarter	12.36	9.56	0.01
First Quarter	11.47	8.49	0.01
2003
Fourth Quarter	10.73	8.79	0.01
Third Quarter	9.57	6.05	0.01
Second Quarter	9.04	4.63	0.01
First Quarter	4.84	2.51	0.01

(1)	Only shareholders of record on December 9, 2005, were entitled to the $0.075 per share dividend on the Common Stock declared by the Board on November 17, 2005 and paid on December 26, 2005. Because the Expiration Date of the Offer follows the record date set by the Board, you will not be entitled to the dividend on the Common Stock even if you have validly surrendered and not validly withdrawn your Debentures for conversion prior to the record date.
      On December 28, 2005, the last reported sale price of the Common Stock was $23.25 per share. As of December 15, 2005, there were approximately 12,693 record holders of the Common Stock.
BOOK VALUE PER COMMON SHARE
      The book value per share of the Common Stock as of September 30, 2005 was $9.00.
USE OF PROCEEDS
      The Company will not receive any proceeds from the Offer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The following financial data for the nine months ended September 30, 2004 and 2005 (the “Interim Selected Data”) have been derived from the Third Quarter Report and include, in Williams’ management’s opinion, all adjustments necessary to present fairly the data for such periods. The following financial data as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 and the Interim Selected Data are an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto in the Annual Report and Third Quarter Report, as well as the related sections entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” all of which are incorporated herein by reference. All other amounts have been prepared from our financial records. Certain amounts below have been restated or reclassified. See Item 8, “Notes to Consolidated Financial Statements — Note 1 — Description of business, basis of presentation and summary of significant accounting policies” in the Annual Report for discussion of changes in 2004, 2003 and 2002. Results for the years 2001 and 2000 also include amounts related to the discontinued operations of Williams Communications Group, our previously owned communications subsidiary (“WilTel”).

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

			(Millions, except per share amounts)
Revenues(1)	$8,907.5	$9,497.1	$12,461.3	$16,651.0	$3,434.5	$4,899.5	$4,859.2
Income (loss) from continuing operations(2)	248.6	(2.3)	93.2	(57.5)	(618.4)	640.5	666.5
Income (loss) from discontinued operations(3)	(1.8)	92.6	70.5	326.6	(136.3)	(1,118.2)	(142.2)
Cumulative effect of change in accounting principles(4)	—	—	—	(761.3)	—	—	—
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	0.42	(0.01)	0.18	(0.17)	(1.37)	1.28	1.49
Income (loss) from discontinued operations	—	0.18	0.13	0.63	(0.26)	(2.23)	(0.32)
Cumulative effect of change in accounting principles	—	—	—	(1.47)	—	—	—
Total assets(5)	33,655.8	25,559.1	23,993.0	27,021.8	34,988.5	38,614.2	34,776.6
Short-term notes payable and long-term debt due within one year(5)	122.4	276.6	250.1	938.5	2,077.1	2,510.4	3,193.2
Long-term debt(5)	7,598.7	8,667.1	7,711.9	11,039.8	11,075.7	8,285.0	6,316.8
Preferred interests in consolidated subsidiaries(5)	—	—	—	—	—	976.4	877.9
Williams obligated mandatorily redeemable preferred securities of Trust(5)	—	—	—	—	—	—	189.9
Stockholders’ equity(5)(6)	5,154.4	4,008.7	4,955.9	4,102.1	5,049.0	6,044.0	5,892.0
Cash dividends per common share	0.175	0.03	0.08	0.04	0.42	0.68	0.60

(1)	As discussed in Note 1 of Notes to Consolidated Financial Statements of the Annual Report, the adoption of EITF 02-3 requires that revenues and costs of sale from non-derivative contracts and certain physically settled derivative contracts be reported on a gross basis. Prior to the adoption on January 1, 2003, these revenues were presented net of costs. As permitted by EITF 02-3, prior year amounts have not been restated. Also, see Note 1 of Notes to Consolidated Financial Statements of the Annual Report for discussion of revenue recognized in 2003 related to the correction of prior period items.

(2)	See Note 4 of Notes to Consolidated Financial Statements of the Annual Report for discussion of asset sales, impairments and other accruals in 2004, 2003 and 2002.

(3)	See Note 2 of Notes to Consolidated Financial Statements of the Annual Report for the discussion of the 2004, 2003 and 2002 income (loss) from discontinued operations. Results for the years 2001 and 2000 also include amounts related to the discontinued operations of WilTel.

(4)	The 2003 cumulative effect of change in accounting principles includes a $762.5 million charge related to the adoption of EITF 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” slightly offset by $1.2 million related to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” The $762.5 million charge primarily consists of the fair value of power tolling, load serving, transportation and storage contracts. These contracts did not meet the definition of a derivative and, therefore, are no longer reported at fair value.

(5)	At September 30 or December 31, as appropriate.

(6)	Stockholders’ equity for 2001 includes the January 2001 common stock issuance, the issuance of common stock for the Barrett acquisition and the impact of the WilTel spinoff.

TERMS OF THE OFFER
General
      Upon the terms and subject to the conditions set forth in this Conversion Offer Prospectus and in the related Letter of Transmittal and any supplements or amendments hereto or thereto, Williams hereby offers to pay an amount in cash upon conversion of any and all of the $299,987,000 outstanding principal amount of the Debentures equal to the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the original terms of the Debentures. Holders that validly surrender and do not validly withdraw their Debentures for conversion prior to 5:00 p.m., New York City time, on the Expiration Date will, subject to the terms and conditions of the Offer, receive the Conversion Consideration.
      Debentures surrendered for conversion may be validly withdrawn at any time up until 5:00 p.m., New York City time, on the Expiration Date. In the event of a termination of the Offer, Debentures surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders. Williams or its affiliates may seek to induce conversion of any Debentures that remain outstanding following termination or expiration of the Offer through privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms as it may determine, which may include cash consideration that is more or less than the Conversion Consideration to be paid pursuant to the Offer or other consideration.
      Williams’ obligation to accept for conversion and to pay the related Conversion Consideration is conditioned upon satisfaction of the conditions as set forth in “Terms of the Offer — Conditions to the Offer.” As described therein, subject to applicable securities laws and the terms set forth in this Conversion Offer Prospectus, Williams reserves the right, prior to the expiration of the Offer on the Expiration Date:

•	to waive any and all conditions to the Offer;

•	to extend the Offer;

•	to terminate the Offer, but only if any condition to the offer is not satisfied (see “Terms of the Offer — Conditions to the Offer); or

•	otherwise to amend the Offer in any respect.
      Any amendment to the Offer will apply to all Debentures surrendered for conversion pursuant to the Offer. Any extension, amendment or termination will be followed promptly by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, Williams shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.
      If Williams makes a material change in the terms of the Offer or the information concerning the Offer, Williams will promptly amend the Offer materials, disseminate notice of such change to Holders, extend such Offer to the extent required by law and, if required, promptly file a post-effective amendment to the registration statement relating to the Offer.
      None of Williams, its Board, the Trustee, the Information Agent, the Conversion Agent or the Dealer Managers makes any recommendation as to whether or not Holders should surrender their Debentures for conversion pursuant to the Offer. Holders must make their own decisions with regard to surrendering their Debentures.
Acceptance of Debentures for Conversion and Payment of Conversion Consideration
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Williams will accept for conversion, and promptly convert pursuant to the terms of the Debentures and will pay the Conversion Consideration in respect of, all Debentures validly surrendered for conversion pursuant to the

Offer (and not validly withdrawn, or if withdrawn and then validly re-surrendered). Such payment shall be made by the deposit of the Conversion Consideration in immediately available funds by Williams promptly after the Expiration Date with the Conversion Agent, which will act as agent for converting Holders for the purpose of receiving payment from Williams and transmitting such payment to converting Holders. Williams intends to deposit the Conversion Consideration with the Conversion Agent or to return Debentures surrendered for conversion pursuant to the Offer, as applicable, on the third business day following the Expiration Date. Under no circumstances will interest on the Conversion Consideration, as applicable, be paid by Williams by reason of any delay on behalf of the Conversion Agent in making payment. Williams expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Exchange Act, to delay acceptance for conversion of, or payment of Conversion Consideration in respect of, Debentures in order to comply with any applicable law. See “— Conditions to the Offer.” In all cases, payment by the Conversion Agent to Holders or beneficial owners of the Conversion Consideration for Debentures surrendered for conversion pursuant to the Offer will be made only after receipt by the Conversion Agent of (1) timely confirmation of a book-entry transfer of such Debentures into the Conversion Agent’s account at DTC pursuant to the procedures set forth in the section “— Procedure for Surrendering Debentures,” (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent’s Message (as defined below) through ATOP and (3) any other documents required by the Letter of Transmittal.
      For purposes of the Offer, Debentures surrendered for conversion will be deemed to have been accepted for conversion and payment of Conversion Consideration, if, as and when Williams gives oral or written notice thereof to the Conversion Agent.
      Converting Holders will not be obligated to pay brokerage fees or commissions to the Dealer Managers, the Information Agent, the Conversion Agent or the Company, or, except as set forth in Instruction 7 of the Letter of Transmittal, transfer taxes on the payment of the Conversion Consideration.
Procedure for Surrendering Debentures
      The surrender of Debentures for conversion in accordance with the procedures described below will constitute a valid surrender of the Debentures. Holders will not be entitled to receive the Conversion Consideration unless they surrender their Debentures for conversion pursuant to the Offer prior to 5:00 p.m., New York City time, on the Expiration Date.
      The method of delivery of Debentures and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person surrendering Debentures for conversion and delivering a Letter of Transmittal or transmitting an Agent’s Message and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Conversion Agent. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Conversion Agent on or prior to such date. Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted.

Valid Surrender
      A Holder’s surrender of Debentures for conversion (and subsequent acceptance of such Debentures by Williams) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and Williams in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.
      Only Holders are authorized to surrender their Debentures for conversion. The procedures by which Debentures may be surrendered by beneficial owners that are not Holders will depend upon the manner in which the Debentures are held. Holders who wish to transfer Debentures and who wish to obtain the Conversion Consideration or wish to provide such benefit to a transferee should validly surrender the Debentures for conversion prior to 5:00 p.m., New York City time, on the Expiration Date, designating the transferee as payee in the box marked “Special Delivery Instructions” contained in the Letter of Transmittal.

      Holders that surrender for conversion and do not withdraw their Debentures prior to 5:00 p.m., New York City time, on the Expiration Date will receive the Conversion Consideration, including accrued and unpaid interest up to, but not including, the applicable Settlement Date. Notwithstanding any other provision hereof, payment of the Conversion Consideration for Debentures held through DTC surrendered and accepted for conversion will, in all cases, be made only after timely receipt (i.e., on or prior to 5:00 p.m., New York City time, on the Expiration Date, if the Holder is to receive the Conversion Consideration) by the Conversion Agent of a Book-Entry Confirmation (as defined below) of the transfer of such Debentures into the Conversion Agent’s account at DTC, as described above, and a properly transmitted Agent’s Message.

Debentures Held by Record Holders
      Each record Holder must complete and sign a Letter of Transmittal in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 4 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates, if any, evidencing such Debentures being surrendered for conversion and any other required documents to the Conversion Agent at its address set forth on the back cover of this Conversion Offer Prospectus.

Surrender of Debentures Held Through a Custodian
      To effectively surrender for conversion Debentures that are held of record by a broker, dealer, commercial bank, trust company or other nominee, the beneficial owner thereof must instruct such custodian to surrender the Debentures on the beneficial owner’s behalf. A Letter of Instructions included in the materials provided with this Offer may be used by a beneficial owner in this process to effect the surrender. Any beneficial owner of Debentures held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner’s Debentures are held in DTC to surrender, on such beneficial owner’s behalf, the Debentures beneficially owned by such beneficial owner.

Surrender of Debentures Held Through DTC
      To effectively surrender for conversion Debentures that are held through DTC, DTC participants should electronically transmit their acceptance through ATOP (and thereby surrender Debentures), for which the transaction will be eligible, followed by a properly completed and duly transmitted Agent’s Message delivered to the Conversion Agent. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Conversion Agent for its acceptance. Delivery of surrendered Debentures must be made to the Conversion Agent pursuant to the book-entry delivery procedures set forth below.
      Except as provided below, unless the Debentures being surrendered for conversion are deposited with the Conversion Agent prior to 5:00 p.m., New York City time, on the Expiration Date, (accompanied by a properly completed and duly transmitted Agent’s Message), Williams may, at its option, treat such surrender as defective for purposes of the right to receive the Conversion Consideration. Payment of the Conversion Consideration will be made only against surrender of the Debentures for conversion and delivery of all other required documents.
      In order to validly surrender for conversion on or prior to 5:00 p.m., New York City time, on the Expiration Date, with respect to Debentures surrendered pursuant to ATOP, a DTC participant using ATOP must also properly transmit an Agent’s Message. Pursuant to authority granted by DTC, any DTC participant which has Debentures credited to its DTC account at any time (and thereby held of record by DTC’s nominee) may directly instruct the Conversion Agent to surrender Debentures prior to 5:00 p.m., New York City time, on the Expiration Date, as though it were the Holder by so transmitting an Agent’s Message.

Book-Entry Delivery Procedures
      The Conversion Agent will establish accounts with respect to the Debentures at DTC for purposes of the Offer within two business days after the date of this Conversion Offer Prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Debentures by causing DTC to transfer such Debentures into the Conversion Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Debentures may be effected through book-entry transfer into the Conversion Agent’s account at DTC, the Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Conversion Agent at one or more of its addresses set forth on the back cover of this Conversion Offer Prospectus on or prior to or the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Conversion Agent. The confirmation of a book-entry transfer into the Conversion Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”
      The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Conversion Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC surrendering the Debentures for conversion and that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and the Company may enforce such agreement against such participant.
      In the case of Debentures held through DTC, surrender of Debentures for conversion must be made by transfer of Debentures into the Conversion Agent’s account at DTC, and acceptance of the conversion offer must be made by causing an Agent’s Message to be transmitted to the Conversion Agent.

Signature Guarantees
      Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a “Medallion Signature Guarantor”), unless the Debentures surrendered for conversion are surrendered:

•	by a Holder of Debentures (or by a participant in DTC whose name appears on a security position listing as the owner of such Debentures) who has not completed the box marked “Special Issuance Instructions” or the box marked “Special Delivery Instructions” in the Letter of Transmittal or

•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each, an “Eligible Institution”).
See Instruction 4 of the Letter of Transmittal. If the Debentures are registered in the name of a person other than the signer of the Letter of Transmittal or if Debentures not accepted for payment or not surrendered for conversion are to be returned to a person other than the Holder, then the signatures on the Letter of Transmittal accompanying the surrendered Debentures must be guaranteed by a Medallion Signature Guarantor as described above. See Instruction 4 of the Letter of Transmittal.

Backup Withholding
      To prevent United States federal income tax backup withholding, each converting Holder of Debentures that is a United States person generally must provide the Conversion Agent with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to United States federal income tax backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Each converting Holder of Debentures that is not a United States person generally will be subject to a 30% withholding tax unless such holder provides the Conversion Agent with an applicable Form W-8BEN or W-8ECI to demonstrate exemption from withholding or a reduced rate of withholding. For a discussion of the material United States federal income tax consequences relating to backup withholding, see “Material United States Federal Income Tax Consequences.”

Determination of Validity
      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debentures surrendered for conversion pursuant to any of the procedures described above will be determined by Williams in Williams’ sole discretion (whose determination shall be final and binding). Williams reserves the absolute right to reject any and all surrenders of any Debentures determined by it not to be in proper form or if the acceptance for conversion of, or payment of Conversion Consideration in respect of, such Debentures may, in the opinion of Williams’ counsel, be unlawful. Williams also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to Debentures of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. Williams’ interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Williams, the Conversion Agent, the Dealer Managers, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in surrenders or will incur any liability for failure to give any such notification. If Williams waives its right to reject a defective surrender of Debentures, the Holder will be entitled to the Conversion Consideration.
Withdrawal of Surrendered Debentures
      Debentures previously surrendered for conversion may be withdrawn at any time up until 5:00 p.m., New York City time, on the Expiration Date. In the event of a termination of the Offer, the Debentures surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders. In addition, even after the Expiration Date, if Williams has not accepted for payment any validly surrendered Debentures after 40 business days from the commencement of the Offer, such Debentures may be withdrawn.
      For a withdrawal of surrendered Debentures to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by the Conversion Agent on or prior to 5:00 p.m., New York City time, on the Expiration Date at its address set forth on the back cover of this Conversion Offer Prospectus. Any such notice of withdrawal must:

•	specify the name of the person who surrendered the Debentures to be withdrawn;

•	contain the description of the Debentures to be withdrawn and the aggregate principal amount represented by such Debentures; and

•	be signed by the Holder of such Debentures in the same manner as the original signature on the Letter of Transmittal by which such Debentures were surrendered (including any required signature guarantees), if any, or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Debentures into the name of the person withdrawing such Debentures and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder.
      If the Debentures to be withdrawn have been delivered or otherwise identified to the Conversion Agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. Any Debentures validly withdrawn will be deemed to be not validly surrendered for conversion for purposes of the Offer.
      Withdrawal of Debentures can be accomplished only in accordance with the foregoing procedures.
      All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by Williams in Williams’ sole discretion, and Williams’ determination shall be final and binding. None of Williams, the Conversion Agent, the Dealer Managers, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Conditions to the Offer
      Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Williams’ rights to extend and/or amend the Offer, Williams shall not be required to accept for conversion pursuant to the Offer, pay Conversion Consideration in respect of, and may delay the acceptance for conversion and payment of Conversion Consideration in respect of, any Debentures surrendered for conversion pursuant to the Offer, in each event subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer, if any of the following have occurred:

(1) there shall have been instituted, threatened or be pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in the sole judgment of Williams, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities of Williams and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

(2) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of Williams, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities of Williams and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

(3) there shall have occurred or be likely to occur any event affecting the business or financial affairs of Williams that, in the sole judgment of Williams, would or might prohibit, prevent, restrict or delay consummation of the Offer;

(4) the Trustee shall have objected in any respect to, or taken action that could, in the sole judgment of Williams, adversely affect the consummation of, the Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by Williams in the making of the Offer or the acceptance for conversion of, or payment of Conversion Consideration in respect of, Debentures surrendered for conversion pursuant to the Offer; or

(5) there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any decline of more than 20% in the price of the Debentures or the Common Stock since the date of commencement of the Offer, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (e) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

      The foregoing conditions are for the sole benefit of Williams and may be asserted by Williams regardless of the circumstances giving rise to any such condition and may be waived by Williams, in whole or in part, at any time and from time to time, in the sole discretion of Williams. Notwithstanding the previous sentence, unless the Offer is terminated, all conditions to the Offer will be either satisfied or waived by Williams prior to the Expiration Date. The failure by Williams at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time, but only prior to the Expiration Date.

DESCRIPTION OF DEBENTURES
      Williams issued $300,000,000 aggregate principal amount of Debentures pursuant to the Indenture. Holders may request a copy of the Indenture at Williams’ address shown under the caption “Incorporation by Reference.”
      The following description is a summary of the material provisions of the Debentures. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Indenture, including the definitions of certain terms used in the Indenture. Wherever particular provisions or defined terms of the Indenture or form of Debenture are referred to, these provisions or defined terms are incorporated in this prospectus by reference. Williams urges Holders to read the Indenture because it, and not this description, defines the rights of Holders of the Debentures.
      Unless otherwise specified, references to “Williams” in the following description mean only The Williams Companies, Inc. and not its subsidiaries.
General
      The Debentures are general unsecured obligations of Williams. Williams’ payment obligations under the Debentures are subordinated to all of Williams’ current and future senior and senior subordinated indebtedness to the extent and in the manner set forth in the Indenture and effectively subordinated to all debts and other liabilities of Williams’ subsidiaries as described under “— Subordination of Debentures.” The Debentures are convertible into Common Stock as described under “— Conversion Rights.”
      The Debentures are limited to $300,000,000 in aggregate principal amount. The Debentures are issued in minimum denominations of $50 and integral multiples of $50. The Debentures mature on June 1, 2033, unless converted, redeemed or repurchased earlier and are not subject to any sinking fund.
      The Debentures bear interest at a rate of 5.50% per annum from May 28, 2003, or from the most recent date to which interest has been paid or duly provided for, and the amount of interest payable for any period is computed on the basis of a 360-day year of twelve 30-day months.
      Interest is payable on March 1, June 1, September 1 and December 1 of each year, beginning September 1, 2003, to record Holders at the close of business on the preceding February 15, May 15, August 15 or November 15, as the case may be. Interest payable upon redemption or repurchase is paid to the person to whom principal is payable.
      Interest payments payable on any Debentures that are not punctually paid on any interest payment date cease to be payable to the person in whose name such Debentures are registered on the original record date, and such defaulted payment is instead made to the person in whose name such Debentures are registered on the special record date or other specified date determined in accordance with the Indenture. Interest on the Debentures not paid on the scheduled payment date is accrued and compounded quarterly, to the extent permitted by law, at the applicable interest rate.
      If any interest payment date is not a business day, then such interest payment is made on the next day which is a business day, and without any interest or other payment accruing as a result of such delay, except that if such business day falls in the next calendar year, such interest payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the date such interest payment was originally payable.
      Williams maintains an office in the Borough of Manhattan, The City of New York, where it pays the principal and premium, if any, on the Debentures and Holders may present the Debentures for conversion, registration of transfer or exchange for other denominations. Williams pays interest by check mailed to each Holder’s address as it appears in the convertible debenture register, provided that a Holder with an aggregate principal amount in excess of $2.0 million, is paid, at its written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which Williams refers to as DTC, are made by wire transfer of immediately available funds to the account of DTC or its nominee.

      Registration of transfers or exchanges of Debentures are effected without charge, but payment of a sum sufficient to cover any tax or any other governmental charges that may be imposed in connection with any transfer or exchange may be required.
Option to Extend Interest Payment Period
      So long as Williams is not in default in the payment of interest on the Debentures, Williams has the right under the Indenture to defer payments of interest on the Debentures by extending the interest payment period at any time, and from time to time, on the Debentures. During any such extension period, interest on the Debentures continues to accrue at the then-applicable annual interest rate, compounded quarterly, to the extent permitted by law.
      Williams may not extend any interest payment period for the Debentures to more than 20 consecutive quarters, and no extension may extend beyond the stated maturity of the Debentures or end on a date other than an interest payment date. If Williams exercises its right to defer payments of interest, then under the terms of the Debentures Williams may not, and may not permit any subsidiary to, make any of the payments described under “— Restrictions on Certain Payments.”
      Prior to the termination of any extension period, Williams may further defer payments of interest by extending the interest payment period, subject to the limitations described above. Upon the termination of any extension period and the payment of all amounts then due, Williams may commence a new extension period, subject to the above requirements. Williams has no current intention of exercising its right to defer payments of interest on the Debentures.
      Williams is required to give, or to cause the trustee to give, the Holders notice of Williams’ election of such extension period at least five business days before the earlier of (1) the record date for the scheduled interest payment date for the first quarter of such extension period or (2) the date upon which Williams is required to give notice of the record or payment date for such related interest payment for the first quarter to any national stock exchange or other organization on which the Debentures are listed or quoted, if any, or to Holders.
      As used in this prospectus, a “business day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in The City of New York, New York are authorized or obligated by law or executive order to remain closed or on which the principal corporate trust office of the trustee under the Indenture is closed for business.
Conversion Rights

General
      Holders may convert any of their Debentures, in whole or in part, into shares of Common Stock at any time prior to the close of business on the final maturity date of the Debentures or, in the case of Debentures called for redemption, prior to the close of business on the business day prior to the redemption date, subject to prior redemption or repurchase of the Debentures.
      The number of shares of Common Stock a Holder will receive upon conversion of the Debentures will be determined by multiplying the number of $50 principal amount of Debentures such Holder converts by the conversion rate on the Expiration Date. The initial conversion rate for the Debentures is 4.5907 shares of Common Stock per $50 principal amount of Debentures, subject to adjustment as described below, which represents an initial conversion price of $10.8916 per share. If Williams calls Debentures for redemption, Holders may convert the Debentures only until the close of business on the business day prior to the redemption date unless Williams fails to pay the redemption price. If the Holder has submitted its Debentures for repurchase upon a change of control, it may not convert its Debentures unless it withdraws its repurchase election as described under “— Repurchase at Option of the Holder upon Change of Control.” A Holder may convert its Debentures in part so long as the principal amount of such part is $50 or an integral multiple of $50.

      Upon conversion, a Holder will not be entitled to receive any accrued and unpaid interest, whether or not in arrears, on the Debentures and no interest will be payable on Debentures with respect to any interest payment date occurring subsequent to the date of conversion, except in the limited circumstance described below. However, if Debentures are surrendered for conversion after 5:00 p.m., New York City time, on any record date but on or prior to the next succeeding interest payment date, Holders of such Debentures at the close of business on the record date will receive the interest payable on the corresponding interest payment date notwithstanding the conversion. Therefore, such Debentures, upon surrender for conversion, must be accompanied by payment in next day funds equal to the amount of interest that the registered Holder of such Debentures on such record date is entitled to receive. Notwithstanding the foregoing, no such payment need be made (1) if Williams has specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if Williams has specified a repurchase date following a change of control that is during such period or (3) to the extent of any overdue interest, if overdue interest exists at the time of conversion with respect to such Debenture.
      Williams will not issue fractional common shares upon conversion of Debentures. Instead, Williams will pay cash in lieu of fractional shares based on the last reported sale price of the Common Stock on the Expiration Date. As used in this prospectus, a “trading day” means any day on which the New York Stock Exchange is open for business.
      Williams’ delivery to the Holder of the full number of shares of Common Stock into which a Debenture is convertible, together with any cash payment for such Holder’s fractional shares, will be deemed to satisfy Williams’ obligation to pay:

•	the principal amount of the Debenture; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the date of conversion, subject to the fourth preceding sentence above.
      As a result, accrued but unpaid interest to the date of conversion is deemed to be paid in full rather than cancelled, extinguished or forfeited.
      Williams has authorized and reserved for issuance the maximum number of shares of its Common Stock that it may be required to issue upon the conversion of Debentures. Shares of Common Stock issued upon conversion are validly issued, fully paid and nonassessable.
Conversion Rate Adjustments
      Williams is required to adjust the conversion rate if any of the following events occurs:

•	Williams issues Common Stock as a dividend or distribution on its Common Stock;

•	Williams issues to all holders of its Common Stock certain rights or warrants to purchase its Common Stock at less than the then current market value;

•	Williams subdivides or combines its Common Stock; or

•	Williams distributes to all holders of its Common Stock, shares of its capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	any dividends or distributions in connection with the liquidation or winding up of Williams;

•	dividends or distributions specified above; and

•	cash distributions.

If Williams distributes capital stock of, or similar equity interests in, its subsidiary or any other business unit of Williams’, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of Common Stock, in each case based on the average closing sale prices of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

•	Williams distributes cash, excluding any dividend or distribution in connection with its liquidation, dissolution or winding up or any quarterly cash dividend on Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarter does not exceed the greater of:

•	the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the Common Stock; and

•	10% of the average of the last reported sale price of the Common Stock during the ten trading days immediately prior to the declaration date of the dividend, calculated at the time of each distribution.

If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

•	Williams or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Stock to the extent that the cash and value of any other consideration included in the payment per share of Common Stock exceeds the closing sale price per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

•	someone other than Williams or one of Williams’ subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, Williams’ board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of Common Stock exceeds the closing sale price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause Williams to engage in a consolidation or merger or a sale of all or substantially all of Williams’ assets.
      If the rights provided for in Williams’ rights agreement dated February 6, 1996 or in any future stockholder rights plan adopted by Williams have separated from Common Stock in accordance with the provisions of the applicable stockholder rights agreement so that the Holders would not be entitled to receive any rights in respect of the Common Stock issuable upon conversion of the Debentures, the conversion rate will be adjusted as if Williams distributed to all holders of its Common Stock, evidences of indebtedness or assets as described under the fourth bullet point above, subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, Williams may amend such applicable stockholder rights agreement to provide that upon conversion of the Debentures the Holders will receive, in addition to the Common Stock issuable upon such conversion, the rights which would have attached to such shares of Common Stock if the rights had not become separated from the Common Stock under such applicable stockholder rights agreement. See “Description of Capital Stock — Preferred Stock Purchase Rights.”

      In the event of:

•	any reclassification of Common Stock;

•	a consolidation, merger or combination involving Williams; or

•	a sale or conveyance to another person or entity of all or substantially all of Williams’ property and assets;
in which holders of Common Stock would be entitled to receive stock, other securities, other property, assets or cash for their Common Stock, upon conversion of a Holder’s Debentures the Holder will be entitled to receive the same type of consideration which it would have been entitled to receive if it had converted the Debentures into Common Stock immediately prior to any of these events. If the transaction also constitutes a change of control, the Holder can require Williams to repurchase all or a portion of its Debentures as described under “— Repurchase at Option of the Holder upon Change of Control.”
      The Holder may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of Common Stock or in certain other situations requiring a conversion rate adjustment.
      Williams may from time to time, to the extent permitted by law, increase the conversion rate by any amount for any period of at least 20 days. In that case, Williams will give at least 15 days’ notice of such increase. In addition, Williams may make such increases in the conversion rate as it deems advisable to avoid or diminish any income tax to Holders of Common Stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes.
      Williams will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, Williams will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, Williams will not adjust the conversion rate for any issuance of Common Stock or convertible or exchangeable securities or rights to purchase Common Stock or convertible or exchangeable securities.
      The “closing sale price” of Common Stock on any date means the closing per share sale price, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices, on such date as reported in composite transactions for the principal United States securities exchange on which Common Stock is traded or, if Common Stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, Williams will determine the closing sale price on the basis Williams considers appropriate.
Optional Redemption By Williams
      Williams may redeem the Debentures prior to maturity, in whole or in part, at any time on or after June 1, 2010 if the closing sale price of Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the mailing of the notice of redemption, including the last day in such period, exceeds 130% of the then-prevailing conversion price. The redemption price will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest, including deferred interest, and other amounts to but excluding the date of redemption, payable in cash.
      Williams will mail any notice of redemption at least 30 and no more than 60 days before the redemption date to each Holder of Debentures to be redeemed at its registered address. Unless Williams defaults in payment of the redemption price, on the redemption date interest shall cease to accrue on the Debentures called for redemption.
      Subject to applicable law, Williams or Williams’ affiliates may at any time and from time to time purchase outstanding Debentures by tender, in the open market or by private agreement.
      If less than all of the outstanding Debentures are to be redeemed, the trustee will select the Debentures to be redeemed in principal amounts of $50 or multiples of $50 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a Holder’s Debentures is selected for partial redemption and the Holder converts a portion of the Debentures, the converted portion will be deemed to be of the portion selected for redemption.
      Williams may redeem the Debentures only in whole, and not in part, if it has failed to pay any interest on the Debentures when due and such failure to pay is continuing, including during an extension period. Williams will notify the Holders if it redeems the Debentures.
Repurchase at Option of the Holder Upon Change of Control
      If a change of control, as defined below, occurs at any time prior to the maturity of the Debentures, Holders may require Williams to repurchase their Debentures, in whole or in part, on the repurchase date specified as described below. The Debentures may be repurchased in principal amounts of $50 or integral multiples of $50.
      Williams will repurchase the Debentures at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including deferred interest, to, but excluding, the repurchase date.
      Within 30 days after the occurrence of a change of control, Williams must give notice of the change of control and the applicable repurchase date to registered Holders of Debentures at their addresses shown in the register of the registrar. Williams will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the repurchase date, which must be no less than 20 and no more than 45 days after the date of Williams’ change of control notice, the repurchase price and the procedures that Holders must follow to require Williams to repurchase their Debentures.
      If a Holder elects to require Williams to repurchase its Debentures, the Holder must deliver to Williams or Williams’ designated agent, on or before the repurchase date specified in Williams’ change of control notice, the Holder’s repurchase notice and any Debentures to be repurchased by book-entry transfer or delivery of the Debenture, duly endorsed for transfer, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent. Williams will promptly pay the repurchase price for Debentures surrendered for repurchase following the later of the repurchase date and the time of book-entry transfer or delivery of the Debenture.
      A Holder may withdraw its repurchase notice by delivering a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day preceding the repurchase date. If a repurchase notice is given and withdrawn prior to the close of business on such day, Williams will not be obligated to repurchase the Debentures listed in the notice. The withdrawal notice must state:

•	the principal amount of the withdrawn Debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn Debentures, or, if the Holder’s Debentures are not certificated, the Holder’s withdrawal notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.
      If the paying agent holds money sufficient to pay the repurchase price of the Holder’s Debentures on the business day following the repurchase date, then, on and after such date:

•	those Debentures will cease to be outstanding;

•	interest will cease to accrue; and

•	all the Holder’s other rights as a Holder will terminate, other than the right to receive the repurchase price upon delivery of the Debentures.
      This will be the case whether or not book-entry transfer of the Debentures has been made or the Debentures have been delivered to the paying agent.

      Williams will comply with the requirements of the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures as a result of a change of control.
      A “change of control” will be deemed to have occurred when any of the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger, other acquisition transaction or a series of such transactions, of shares of Williams’ capital stock entitling that person to exercise 50% or more of the total voting power of all shares of Williams’ capital stock entitled to vote generally in elections of directors, other than any acquisition by Williams, any of Williams’ subsidiaries or future subsidiaries or any of Williams’ employee benefit plans;

•	the first day on which a majority of the members of the board of directors of Williams are not “continuing directors,” which means, as of any date of determination, any member of the board of directors of Williams who:

•	was a member of the board of directors throughout the 24 consecutive months preceding the date of determination; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of such director’s nomination or election; or

•	the consolidation, combination or merger of Williams with or into any other person, any merger of another person into Williams, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of Williams’ properties and assets to another person, other than:

•	any transaction:

(a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Williams’ capital stock; and

(b) pursuant to which Holders of Williams’ capital stock immediately prior to such transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of Williams’ capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

•	any merger solely for the purpose of changing Williams’ jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock of the surviving entity.
      Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934 referred to herein as the “Exchange Act”. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      However, a change of control will not be deemed to have occurred if:

•	the closing sale price per share of the Common Stock for any five full trading days, not including extended hours trading, within the period of ten consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first bullet point above, or the period of ten consecutive full trading days, not including extended hours trading, ending immediately before the change of control, in the case of a change of control under the third bullet point above, equals or exceeds 110% of the conversion price per share of the Common Stock in effect on each of those trading days, as adjusted; or

•	at least 90% of the consideration in the transaction or transactions constituting a change of control consists of shares of Common Stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of such transaction or transactions, the Debentures become convertible into such Common Stock and any rights attached thereto.

      Except as described above with respect to a change of control and below under “— Merger and Sale of Assets by Williams,” neither the Debentures nor the Indenture will contain provisions that permit Holders of Debentures to require that Williams repurchase the Debentures in the event of, or otherwise prohibit Williams from undertaking, a merger, takeover, recapitalization or similar business combination or restructuring transaction. The term “change of control” is limited to specified transactions and may not include other events that might adversely affect Williams’ financial condition or business operations. Williams may enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect its capital structure or the value of Common Stock, but that would not constitute a change of control. Williams’ obligation to offer to redeem the Debentures upon a change of control would not necessarily afford Holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Williams.
      Williams’ ability to repurchase Debentures upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of Williams’ senior or senior subordinated debt. As a result, any repurchase of the Debentures would, absent a waiver, be prohibited under the Indentures governing such senior or senior subordinated debt until the debt is paid in full. Further, there can be no assurance that Williams would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Debentures that might be delivered by Holders of Debentures seeking to exercise their repurchase right. Any failure by Williams to repurchase the Debentures when required following a change of control would result in an event of default under the Indenture, whether or not such repurchase is permitted by the Indentures governing Williams’ senior or senior subordinated debt. Any such default may, in turn, cause a default under Williams’ other indebtedness.
Subordination of Debentures
      The payment of principal of and interest on the Debentures will, to the extent provided in the Indenture, be subordinated to the prior payment in full of all present and future senior and senior subordinated indebtedness, as defined below. The Debentures also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of Williams’ subsidiaries.
      Upon any payment or distribution of Williams’ assets upon any dissolution, winding up, liquidation or reorganization, or in a bankruptcy, insolvency or other proceeding, the payment of the principal of, or premium, if any, interest and liquidated damages, if any, on the Debentures will be subordinated in right of payment to the prior payment in full of all senior and senior subordinated indebtedness in cash, including interest after the commencement of any such proceeding at the rate specified in the applicable debt agreement or other document, whether or not allowed as a claim in such proceeding. In the event of any acceleration of the Debentures because of an event of default, the holders of any outstanding senior or senior subordinated indebtedness would be entitled to payment in full in cash, including interest after the commencement of any such proceeding at the rate specified in the applicable debt agreement or other document, whether or not allowed as a claim in such proceeding, of all senior and senior subordinated indebtedness obligations before the Holders of the Debentures are entitled to receive any payment or distribution. Williams is required under the Indenture to promptly notify holders of senior and senior subordinated indebtedness if payment of the Debentures is accelerated because of an event of default.
      Neither Williams nor any of Williams’ subsidiaries may make any payment on the Debentures if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace which Williams refers to herein as a “payment default”; or

•	a default, other than a payment default, on any designated senior indebtedness occurs and is continuing that permits holders of any of the designated senior indebtedness to accelerate its maturity, or in the case of a lease that is designated senior indebtedness, a default occurs and is continuing that permits the lessor either to terminate the lease or to require Williams to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default which Williams refers to herein as a “payment blockage notice” from any person permitted to give such notice under the Indenture which Williams refers to herein as a “non-payment default”.

      Williams may resume payments and distributions on the Debentures:

•	in case of a payment default, on the date on which such default is cured or waived or ceases to exist; and

•	in case of a non-payment default, on the earlier of the date on which such non-payment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received, if the maturity of any of the designated senior indebtedness has not been accelerated or in the case of any lease, 179 days after notice is received if Williams has not received notice that the lessor under such lease has exercised its right to terminate the lease or require Williams to make an irrevocable offer to terminate the lease following an event of default under the lease.
      Not more than one payment blockage may be commenced pursuant to a payment blockage notice during any 360 consecutive days. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice, to the extent the holder of designated senior debt or the trustee or agent giving such notice had knowledge of the same, shall be the basis for any later payment blockage notice.
      If the trustee or any Holder of the Debentures receives any payment or distribution of Williams’ assets with respect to the Debentures in contravention of the subordination provisions, then such payment or distribution will be held in trust for the benefit of Holders of senior and senior subordinated indebtedness or their representatives to the extent necessary to make payment in full of all unpaid senior and senior subordinated indebtedness in cash.
      Because of the subordination provisions discussed above, in the event of Williams’ bankruptcy, dissolution or reorganization, holders of senior and senior subordinated indebtedness may receive more, ratably, and Holders of the Debentures may receive less, ratably, than Williams’ other creditors. This subordination will not prevent the occurrence of any event of default under the Indenture that would otherwise occur upon any nonpayment of the Debentures.
      The Debentures are exclusively Williams’ obligations and not obligations of any of Williams’ subsidiaries. Substantially all of Williams’ operations are conducted through Williams’ subsidiaries. As a result, Williams’ cash flow and Williams’ ability to service its debt, including the Debentures, is dependent upon the earnings of its subsidiaries. In addition, Williams is dependent on the distribution of earnings, loans or other payments from its subsidiaries. In addition, any payment of dividends, distributions, loans or advances by Williams’ subsidiaries to it could be subject to statutory or contractual restrictions. Payments to Williams by its subsidiaries will also be contingent upon Williams’ subsidiaries’ earnings and business considerations.
      Williams’ right to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the Holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that Williams itself may be a creditor of such subsidiary. In addition, even if Williams was a creditor to any of its subsidiaries, Williams’ rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by Williams.
      Subject to the qualifications described below, the term “senior and senior subordinated indebtedness” includes principal and premium, if any, and interest, including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law, on, and all other amounts owing in respect of (including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities thereunder) all of Williams’ indebtedness, whether outstanding on the date of the issuance of the Debentures or thereafter created, incurred or assumed. Notwithstanding the foregoing, senior and senior subordinated indebtedness will not include (1) any indebtedness which by its terms is expressly made equal in rank and payment with or subordinated to the Debentures, (2) obligations of Williams owed to its subsidiaries or (3) Williams’ redeemable stock. Senior and senior subordinated indebtedness will continue to be senior and senior subordinated indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior and senior subordinated indebtedness or extension, renewal or refunding of the senior and senior subordinated indebtedness.
      The term “indebtedness” is defined in the Indenture and includes, in general terms, Williams’ liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, obligations for the deferred purchase price of property, other than trade accounts payable in the ordinary course of business, all of Williams’ obligations under leases required or permitted to be capitalized under generally accepted accounting principles, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the Indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.
      The term “designated senior indebtedness” is defined in the Indenture and includes, in general terms, any senior or senior subordinated indebtedness that by its terms expressly provides that it is “designated senior indebtedness” for purposes of the Indenture.
      As of September 30, 2005, Williams had approximately $7.72 billion of senior and senior subordinated debt, including approximately $2.33 billion of subsidiary debt other than intercompany indebtedness, trade payables and other liabilities of Williams’ subsidiaries. As of September 30, 2005, Williams also had approximately $1.71 billion in letters of credit outstanding. Neither Williams nor Williams’ subsidiaries are prohibited from incurring debt, including senior indebtedness, under the Indenture. Williams may from time to time incur additional debt, including senior indebtedness. Williams’ subsidiaries may also from time to time incur additional debt and liabilities.
      Williams is obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the Debentures. The trustee’s claims for these payments will generally be senior to those of Holders in respect of all funds collected or held by the trustee.
Restrictions on Certain Payments
      Williams has agreed that if:

•	an event has occurred that with the giving of notice or the lapse of time, or both, would constitute an event of default and Williams has not taken commercially reasonable steps to cure the event, referred to herein as a “potential event of default”; or

•	Williams has given notice of its intention to begin an interest deferral period, as described under “— Option to Extend Interest Payment Period” and has not rescinded the notice, or any deferral period is continuing;
then Williams will not and will not permit any of its subsidiaries to do any of the following each referred to herein as a “Restricted Payment”:

•	declare or pay any dividends on, make distributions regarding, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the capital stock of Williams, other than:

(1) purchases of the capital stock of Williams in connection with employee or agent benefit plans or under any dividend reinvestment plan;

(2) in connection with the reclassifications of any class or series of Williams’ capital stock, or the exchange or conversion of one class or series of Williams’ capital stock for or into another class or series of its capital stock;

(3) the purchase of fractional interests in shares of Williams’ capital stock in connection with the conversion or exchange provisions of that capital stock or the security being converted or exchanged;

(4) dividends or distributions in Williams’ capital stock, or options, warrants or rights to acquire capital stock, or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock;

(5) any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or issuances of stock under any such plan in the future, or redemptions or repurchases of any such rights pursuant to any such shareholders’ rights plan; or

(6) repurchases of Common Stock in connection with acquisitions of businesses made by Williams or any of its subsidiaries, which repurchases are made in connection with the satisfaction of indemnification obligations of the sellers of such businesses;

•	make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities, including other Debentures, issued by Williams that rank equally with or junior to the Debentures; and

•	make any guarantee payments with respect to any guarantee by Williams of the debt securities, including other guarantees, of any of its subsidiaries, if such guarantee ranks equally with or junior in interest to the Debentures.
      Notwithstanding the foregoing, Restricted Payments shall not include payments or distributions of any kind made by Williams, directly or indirectly, to Williams Gas Pipeline Company, LLC, or any of its direct or indirect subsidiaries, or to any successor company established by Williams to own or manage its natural gas pipelines and related assets, or any of such successor company’s direct or indirect subsidiaries.
Merger and Sale of Assets by Williams
      The Indenture provides that Williams may not consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	Williams is the surviving person, or the resulting, surviving or transferee person, if other than Williams, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the resulting, surviving or transferee person assumes all of Williams’ obligations under the Debentures and the Indenture;

•	after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default; and

•	Williams has delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.
      When such a person assumes Williams’ obligations in such circumstances, subject to certain exceptions, Williams shall be discharged from all obligations under the Debentures and the Indenture.
Events of Default; Notice and Waiver
      The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Debentures:

•	failure for 30 days to pay interest or liquidated damages on the Debentures when due, whether or not the payment is prohibited by subordination provisions, provided that a valid extension of the interest payment period by Williams shall not constitute a default in the payment of interest for this purpose;

•	failure to pay principal of or premium, if any, on the Debentures when due whether at maturity, by declaration or otherwise, whether or not the payment is prohibited by subordination provisions;

•	default in Williams’ obligation to convert the Debentures into shares of its Common Stock upon exercise of a Holder’s conversion right;

•	default in Williams’ obligation to repurchase the Debentures at the option of a Holder upon a change of control, whether or not the payment is prohibited by subordination provisions;

•	default in Williams’ obligation to redeem the Debentures after it has exercised its option to redeem, whether or not the payment is prohibited by subordination provisions;

•	failure to observe or perform any other covenant contained in the Indenture for 90 days after written notice to Williams from the trustee or the Holders of at least 25% in principal amount of the outstanding Debentures;

•	failure to pay at final stated maturity, giving effect to any applicable grace periods and any extensions thereof, the principal amount of any other junior subordinated indebtedness of Williams or the acceleration of the final stated maturity of any such other junior subordinated indebtedness, which acceleration is not rescinded, annulled or otherwise cured within 90 days of receipt by Williams of notice from the Holders thereof of any such acceleration, if the aggregate principal amount of such indebtedness, together with the principal amount of any other such junior subordinated indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 90-day period described above has elapsed), aggregates $250 million or more at any time; or

•	certain events involving Williams’ bankruptcy, insolvency or reorganization.
      If an event of default occurs and continues, the trustee or the Holders of at least 25% in principal amount of the outstanding Debentures may declare the principal, premium, if any, and accrued and unpaid interest, including liquidated damages, if any, on the outstanding Debentures to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving Williams, the principal, premium, if any, and accrued and unpaid interest, including liquidated damages, if any, on the Debentures will automatically become due and payable. However, if Williams cures all defaults, except the nonpayment of principal, premium, if any, interest, including liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the Holders of a majority of the principal amount of outstanding Debentures may waive these past defaults.
      The Holders of a majority of outstanding Debentures will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the Indenture.
      No Holder of the Debentures may pursue any remedy under the Indenture, except in the case of a default in the payment of principal, premium, if any, or interest, including liquidated damages, if any, on the Debentures, unless:

•	the Holder has given the trustee written notice of an event of default;

•	the Holders of at least 25% in principal amount of outstanding Debentures make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the Holders of a majority in principal amount of the Debentures;

•	the Holder or Holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

      Williams is required to file annually with the trustee a certificate as to whether or not Williams is in compliance with all the conditions and covenants under the Indenture.
Modification and Amendment
      The consent of the Holders of a majority in principal amount of the outstanding Debentures is required to modify or amend the Indenture. However, a modification or amendment requires the consent of the Holder of each outstanding Debenture if it would:

•	extend the fixed maturity of any Debenture;

•	reduce the rate or extend the time for payment of interest, including liquidated damages, if any, of any Debenture;

•	reduce the principal amount or premium of any Debenture;

•	reduce any amount payable upon redemption or repurchase of any Debenture;

•	adversely change Williams’ obligation to redeem any Debenture on a redemption date;

•	adversely change Williams’ obligation to repurchase any Debenture upon a change of control;

•	impair the right of a Holder to institute suit for payment on any Debenture;

•	change the currency in which any Debenture is payable;

•	impair the right of a Holder to convert any Debenture or reduce the number of common shares or any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the Indenture;

•	subject to specified exceptions, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture; or

•	reduce the percentage of Debentures required for consent to any modification of the Indenture.
      Williams is permitted to modify certain provisions of the Indenture without the consent of the Holders of the Debentures, including to:

•	secure any Debentures;

•	evidence the assumption of Williams’ obligations by a successor person;

•	add covenants for the protection of the Holders of Debentures;

•	cure any ambiguity or correct any inconsistency in the Indenture, so long as such action will not adversely affect the interests of Holders;

•	establish the forms or terms of the Debentures;

•	evidence the acceptance of appointment by a successor trustee; and

•	make other changes to the Indenture or forms or terms of the Debentures, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the Holders of the Debentures.
Form, Denomination and Registration
      The Debentures are issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $50 principal amount and integral multiples of $50.

Global Debenture, Book-Entry Form
      Debentures are evidenced by one or more global debentures deposited with the trustee as custodian for The Depository Trust Company which Williams refers to herein as the “DTC”, and registered in the name of Cede & Co. as DTC’s nominee. Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A Holder may hold its interests in the global debentures directly through DTC if such Holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such Holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.
      So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole Holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered Holders of the global debentures.
      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.
Information Concerning the Trustee
      Williams has appointed JPMorgan Chase Bank, National Association, the trustee under the Indenture, as paying agent, conversion agent, convertible debenture registrar and custodian for the Debentures. The trustee or its affiliates may also provide banking and other services to Williams in the ordinary course of their business.
      The Indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then Williams’ creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with Williams. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the Debentures, the trustee must eliminate such conflict or resign.
Governing Law
      The Debentures and the Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK
      Under Williams’ certificate of incorporation, as amended, Williams is authorized to issue up to 30,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. See “Outstanding Preferred Stock” below. As of the date of this prospectus, Williams is authorized to issue up to 960,000,000 shares of Common Stock. As of December 15, 2005, Williams had 589,042,687 issued and outstanding shares of Common Stock. In addition, at December 15, 2005, options to purchase 20,504,005 shares of Common Stock were outstanding under various stock and compensation incentive plans. On May 15, 2003, Williams’ shareholders approved an amendment to Williams’ 2002 Incentive Plan that allows Williams to commence a one-time only stock option exchange program in which any eligible employee will be given an opportunity to exchange certain outstanding options for a proportionately lesser number of options at a lower exercise price. The program excludes Williams’ directors, executive officers, and non-U.S. citizen employees working outside the U.S. Williams has the authority, in Williams’ sole discretion, to determine whether and when the exchange program will commence, and to postpone the exchange program for any reason. The number of shares of Common Stock which the Holders of these purchase contracts are required to purchase is subject to adjustment based on the market value of Common Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are not entitled to preemptive or redemption rights. Shares of Common Stock are not convertible into shares of any other class of capital stock. Computershare Limited, formerly EquiServe Trust Company, N.A. (“Computershare”), is the transfer agent and registrar for Common Stock.
      Williams currently has the following provisions in its charter or bylaws which could be considered to be “anti-takeover” provisions:

•	an article in its charter providing for a classified board of directors divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders;

•	an article in its charter providing that directors cannot be removed except for cause and by the affirmative vote of three-fourths of the outstanding shares of Common Stock;

•	an article in its charter requiring the affirmative vote of three-fourths of the outstanding shares of Common Stock for certain merger and asset sale transactions with Holders of more than five percent of the voting power of Williams;

•	a bylaw that only permits its chairman of the Board, president or a majority of the Board to call a special meeting of the stockholders; and

•	a bylaw requiring stockholders to provide prior notice for nominations for election to the Board of Directors or for proposing matters which can be acted upon at stockholders meetings.
      Williams is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder, which is defined generally as a person owning 15% or more of Williams’ outstanding voting stock from engaging in a business combination with Williams for three years following the date that person became an interested stockholder unless:

•	before that person became an interested stockholder, the board of directors of Williams approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Williams outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Williams or by certain employee stock plans); or

•	on or following the date on which that person became an interested stockholder, the business combination is approved by Williams’ board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of Williams (excluding shares held by the interested stockholder).

      A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.
Dividends
      The holders of Common Stock are entitled to receive dividends when, as, and if declared by the board of directors of Williams, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.
Voting Rights
      The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
Rights Upon Liquidation
      In the event of Williams’ voluntary or involuntary liquidation, dissolution, or winding up. the holders of Common Stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.
Preferred Stock Purchase Rights
      On September 21, 2004, Williams entered into an amended and restated rights agreement with Computershare, as rights agent. The amended and restated rights agreement provides for a one-third preferred stock purchase right for each outstanding share of Williams’ Common Stock (subject to adjustment for stock splits, stock dividends and recapitalizations with respect to Williams’ Common Stock). The rights trade automatically with shares of Common Stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Williams and its stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with Williams’ Board prior to attempting a takeover and to provide the Board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with a merger or other business combination approved by Williams’ Board.
      Until a right is exercised, the right does not entitle the holder to additional rights as a Williams’ stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right entitles its holder to purchase from Williams one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise or purchase price of $50.00 per right, subject to adjustment. Each share of Series A Junior Participating Preferred Stock entitles the holder to receive quarterly dividends payable in cash of an amount per share equal to:

•	the greater of (a) $120, or (b) 1,200 times the aggregate per share amount of all cash dividends; plus

•	1,200 times the aggregate per share amount payable in kind of all non-cash dividends or other distributions other than dividends payable in Common Stock, since the immediately preceding quarterly dividend payment date.
      The dividends on the Junior Participating Preferred Stock are cumulative. Holders of Junior Participating Preferred Stock have voting rights entitling them to 1,200 votes per share on all matters submitted to a vote of Williams’ stockholders.
      In general, the rights will not be exercisable until the distribution date, which is the earlier of (a) the date of the first Section 11(a)(ii) Event (as defined below) or the date of the first Section 13 Event (as defined below) and (b) the close of business on the 10th business day (or such later date as Williams’ Board shall determine) after the commencement of a tender or exchange offer for 15% or more of Williams’ outstanding Common Stock. Below reference to a person or group acquiring at least 15% of Williams’ Common Stock as an acquiring person.

      In the event that a person or group acquires beneficial ownership of 15% or more of Williams’ outstanding Common Stock as described in Section 11(a)(ii) of the amended and restated rights agreement (a “Section 11(a)(ii) Event”) and the expiration date has not occurred prior to the tenth business day after a Section 11(a)(ii) Event, each holder of a right will have the right to exercise and receive Common Stock having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of Common Stock associated with each right. Any rights that are at any time beneficially owned by an acquiring person will be null and void and any holder of such right will be unable to exercise or transfer the right.
      In the event that at any time prior to the earlier of the redemption date or the expiration date as defined in the amended and restated rights agreement, a Section 13 Event as described in Section 13 of the amended and restated rights agreement occurs, each right becomes exercisable and each right will entitle its holder to receive Common Stock of the principal party having a value equal to two times the exercise price of the right. A Section 13 Event is where Williams either (a) engages in a merger or other business combination in which Williams is not the surviving corporation, (b) engages in a merger or other business combination in which Williams is the surviving corporation but all or a part of Williams’ Common Stock is changed or exchanged, or (c) sells or transfers 50% or more of Williams’ assets, cash flow or earning power.
      The rights will expire at the close of business on September 21, 2014, unless redeemed before that time. At any time prior to the earlier of (a) a Section 11(a)(ii) Event, (b) the date of the first Section 13 Event, and (c) September 21, 2014, Williams’ Board may redeem the rights in whole, but not in part, at a price of $0.01 per right. Prior to the date of the first Section 11(a)(ii) Event or the date of the first Section 13 Event, Williams may amend the amended and restated rights agreement in any respect without the approval of the rights holders. However, after the date of the first Section 11(a)(ii) Event or the date of the first Section 13 Event, the amended and restated rights agreement may not be amended in any way that would adversely affect the holders of rights (other than any acquiring person or a principal party). The Junior Participating Preferred Stock ranks junior to all other series of Williams’ preferred stock as to the payment of dividends and the distribution of assets unless the terms of the series specify otherwise. Holders should refer to the applicable provisions of the amended and restated rights agreement, which Williams filed with the SEC as Exhibit 4.1 to Williams’ Current Report on Form 8-K filed September 21, 2004.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following discussion sets forth the opinion of counsel to the Company, Gibson, Dunn & Crutcher LLP, regarding the material U.S. federal income tax consequences of conversion pursuant to the Offer. This discussion deals only with Debentures and Common Stock held as capital assets (generally, property held for investment) by a beneficial owner.
      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code and administrative and judicial interpretations, all as in effect on the date hereof. These income tax laws, regulations and interpretations, however, may change at any time, possibly with retroactive effect. This discussion does not address the effect of any U.S. federal estate and gift tax laws, or any state, local or foreign tax laws.
      As used herein, a “U.S. Holder” is a beneficial owner of Debentures that is one of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
      A “non-U.S. Holder” is a beneficial owner of Debentures who is not a U.S. Holder, and is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Debentures or Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of the conversion pursuant to the Offer and the ownership and disposition of Common Stock.
      This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address all the tax consequences that may be relevant to beneficial owners that are subject to special tax treatment, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	tax-exempt investors;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	insurance companies;

•	real estate investment companies;

•	regulated investment companies;

•	persons holding Debentures or Common Stock as part of a hedging, conversion, integrated or constructive sale transaction;

•	persons holding Debentures or Common Stock as part of a straddle; or

•	U.S. Holders whose functional currency is not the United States dollar.

      Because of the absence of legal authority directly addressing the U.S. federal income tax consequences of conversion pursuant to the Offer, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax consequences as described herein. Although the following discussion describes the material federal income tax consequences of conversion pursuant to the Offer, such consequences to each Holder may depend on each Holder’s particular facts and circumstances. You should consult your own tax advisor regarding the tax consequences to you of conversion pursuant to the Offer and of the ownership of Common Stock in light of your particular facts and circumstances, including the tax consequences under state, local, foreign and other tax laws.
Treatment of Accrued Interest
      Because of the right to extend the interest period on the Debentures, all of the stated interest payments on the Debentures were required to be included in the income of the Holders as “original issue discount” (“OID”). Therefore, Holders who accept the Offer will be required to include in income for the current taxable year OID equal to interest accrued up to the Settlement Date. A Holder’s tax basis in the Debentures is increased by OID included in income and is reduced by the payments of cash received for stated interest, including any cash payments received as part of the Conversion Consideration for interest accrued since the last interest payment date. Holders who acquired their Debentures at prices higher or lower than the adjusted issue price of the Debentures at such time should consult their tax advisors regarding the proper treatment of any acquisition premium or market discount with respect to their Debentures.
U.S. Federal Income Tax Consequences of Conversion pursuant to the Offer
      In the opinion of Gibson, Dunn & Crutcher LLP, counsel to Williams, the surrender of the Debentures in exchange for the Conversion Consideration and Common Stock (which is sometimes referred to below as the “Conversion”) should be treated for U.S. federal income tax purposes as a “recapitalization” under Section 368(a)(1)(E) of the Code. Because of the absence of legal authority directly on point, this conclusion is not free from doubt. Assuming that the Conversion is treated as a “recapitalization,” a Holder that converts the Debentures pursuant to the Offer will recognize capital gain in an amount equal to the lesser of (1) the Conversion Consideration (other than any amount attributable to accrued interest) and (2) the excess of the fair market value of the Common Stock (including fractional shares) and the Conversion Consideration received in the Conversion (other than any amount attributable to accrued interest) over the beneficial owner’s adjusted tax basis in the Debentures surrendered in the exchange. Such gain will be long-term capital gain if the Debentures have been held for more than one year at the time of Conversion. The tax basis of the Common Stock (including fractional shares) received upon Conversion will be the same as the tax basis of the Debentures surrendered, increased by the amount of gain recognized, if any, and reduced by the amount of the Conversion Consideration (to the extent not attributable to accrued interest). The holding period of the Common Stock received will include the holding period of the Debentures surrendered. A Holder will generally recognize capital gain on the receipt of cash in lieu of a fractional share of Common Stock as if such fractional share had been issued and then redeemed by the Company.
      No statutory, administrative or judicial authority directly addresses the U.S. federal income tax consequences of conversion pursuant to the Offer. Therefore, the IRS may take the position that the Conversion is not a recapitalization. Instead, for example, the IRS could take the position that the Conversion is a conversion of the Debentures pursuant to their terms, and that the Conversion Consideration must be recognized as ordinary income (other than interest) in its entirety. In such case, the exchange of Debentures for Common Stock pursuant to the Conversion would not be taxable, but the Conversion Consideration would be taxable as ordinary income.
      Holders who acquired their Debentures at prices below the adjusted issue price of the Debentures at such time may recognize ordinary income with respect to all or a portion of the cash received equal to accrued market discount with respect to the Debentures. Such Holders should consult their own advisors regarding the treatment of accrued market discount in light of their particular facts and circumstances.

Non-U.S. Holders
      The following discussion applies only to non-U.S. Holders. Special rules may apply to you if you are a “controlled foreign corporation,” “passive foreign investment company,” or in certain circumstances a U.S. expatriate. Such non-U.S. Holders should consult their own tax advisors.

Payment of Accrued Interest
      Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on amounts received attributable to accrued interest or OID provided that (1) such amounts are not effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States, (2) the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote, (3) the non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership, (4) the non-U.S. Holder is not a bank whose receipt of interest on the Debentures is described in section 881(c)(3)(A) of the Code, and (5) either (a) the non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or successor form) and certifies, under penalty of perjury , that it is not a United States person or (b) a securities clearing organization, bank or other financial institution holding the Debentures on behalf of the non-U.S. Holder certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the non-U.S. Holder and provides a copy thereof. Special rules may apply to Holders that acquired their Debentures at prices below the adjusted issue price of the Debentures.

Conversion Pursuant to the Conversion Offer
      If, consistent with the opinion of Gibson, Dunn & Crutcher LLP, the Conversion constitutes a “recapitalization” for U.S. federal income tax purposes, the receipt of Conversion Consideration (other than the amount paid for accrued interest, which is subject to the rules described above under “Payment of Accrued Interest”) by a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless:

•	the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met;

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States; or

•	the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes. The Company believes that it may be a United States real property holding corporation but has not made a determination. Even if the Company is or has been a United States real property holding corporation, so long as the Company’s Common Stock continues to be regularly traded on an established securities market, you will not be subject to U.S. federal income or withholding tax on the Conversion if you satisfy one of the following conditions. If the Debentures are regularly traded on an established securities market, you satisfy the condition if you owned, actually or by attribution (at any time during the shorter of the five year period preceding the date of disposition or your holding period), less than or equal to five percent of the outstanding Debentures. If the Debentures are not regularly traded, you satisfy the condition if you owned, actually or by attribution (at any time during the shorter of the five year period preceding the date of disposition or your holding period), Debentures that did not have, as of any date on which you acquired Debentures, a fair market value greater than the fair market value of five percent of the outstanding Common Stock.
      If, instead, the Conversion is treated for U.S. federal income tax purposes as a conversion of the Debentures into Common Stock, and the Conversion Consideration is treated as ordinary income that is not interest, a non-U.S. Holder may be subject to tax on the receipt of the Conversion Consideration and the Company may be required to withhold taxes from such payment. Because of this uncertainty, the Company intends to withhold 30% of the Conversion Consideration paid to non-U.S. Holders and to pay such withheld amount to the IRS unless the Holder qualifies for an exemption from, or reduction of, withholding tax pursuant to an income tax treaty or because such amount is effectively connected with the conduct of a trade business by the non-U.S. Holder in the United States. See “— Information Reporting and Tax Withholding — Non-U.S. Holders”. Non-U.S. Holders should consult their own tax advisors regarding the application of the withholding tax rules to their particular circumstances, including the possibility of filing a claim for a refund of tax withheld on the Conversion Consideration.

U.S. Federal Estate Tax
      An individual non-U.S. Holder who converts Debentures into Common Stock and deceases while holding such stock will be subject to the U.S. federal estate tax. The estate tax generally applies to the fair market value of the shares of Common Stock held at the time of death. Non-U.S. holders should consult with their tax advisors regarding the application of the estate tax to their particular facts.
Information Reporting and Tax Withholding

U.S. Holders
      In general, the Company is subject to reporting requirements with respect to payments to you of the Conversion Consideration unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or otherwise fail to comply with applicable information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders
      The Company will report to the IRS the payment of the Conversion Consideration to a non-U.S. Holder as income other than interest. As stated above under “— Conversion Pursuant to the Conversion Offer,” the Company intends to withhold 30% of the Conversion Consideration paid to non-U.S. Holders and pay such amount to the IRS unless an exemption or reduction applies. In order to claim an exemption from, or reduction of, such withholding tax, the non-U.S. Holder must deliver a properly executed IRS Form W-8ECI (or successor form) with respect to amounts effectively connected with the conduct of a trade or business within the United States or IRS Form W-8BEN (or successor form) with respect to an exemption or reduction under a treaty. Non-U.S. Holders should consult with their tax advisors regarding the availability and procedures for a refund of such withholding tax from the IRS.
INTERESTS OF DIRECTORS AND OFFICERS IN THE TRANSACTION
      Williams is not aware of any of its directors, officers, principal stockholders or affiliates that own Debentures or will be surrendering Debentures for conversion pursuant to the Offer. Neither Williams, nor any of its subsidiaries nor, to the best of its knowledge, any of the its directors or executive officers, nor any affiliates of any of the foregoing, have engaged in any transactions in the Debentures during the 60 business days prior to the date hereof.
DEALER MANAGERS
      The Dealer Managers for the Offer are Lehman Brothers Inc. and Merrill Lynch & Co. Williams has agreed to pay the Dealer Managers compensation for their services in connection with the Offer, which compensation would be $1,499,935, assuming full participation in the Offer. The Dealer Managers and their affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to the Company and its subsidiaries. The Dealer Managers have received, and may in the future receive, customary compensation from Williams and its subsidiaries for such services. The Dealer Managers have regularly acted as underwriters and initial purchasers of long and short-

term debt securities issued by Williams in public and private offerings and will likely continue to do so from time to time.
      The Dealer Managers may from time to time hold Debentures, shares of Common Stock and other securities of Williams in their proprietary accounts, and, to the extent they own Debentures in these accounts at the time of the Offer, the Dealer Managers may surrender such Debentures for conversion pursuant to the Offer. During the course of the Offer, the Dealer Managers may trade shares of Common Stock or effect transactions in other securities of Williams for their own accounts or for the accounts of their customers. As a result, the Dealer Managers may hold a long or short position in the Common Stock or other securities of Williams.
INFORMATION AGENT
      D.F. King & Co., Inc. has been appointed as the Information Agent for the Offer. Williams has agreed to pay the Information Agent reasonable and customary fees for its services and will reimburse the Information Agent for its reasonable out-of-pocket expenses. All requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent at 48 Wall Street, #42, New York, New York 10005, telephone number (212) 269-5550 (collect) or (800) 848-2998 (toll free).
CONVERSION AGENT
      JPMorgan Chase Bank, National Association, has been appointed Conversion Agent for the Offer. Williams has agreed to pay the Conversion Agent reasonable and customary fees for its services and will reimburse the Conversion Agent for its reasonable out-of-pocket expenses. All completed Letters of Transmittal should be directed to the Conversion Agent at the address set forth on the back cover of this Conversion Offer Prospectus. JPMorgan Chase Bank, National Association, is the trustee under the indenture under which the Debentures were issued and has in the past and may in the future receive customary compensation for such services. JPMorgan Chase Bank, National Association, also provides trustee and commercial and investment banking services to Williams from time to time.
FEES AND EXPENSES
      Williams will bear the fees and expenses relating to the Offer. Williams is making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, email or in person by the Dealer Managers and Information Agent, as well as by officers and regular employees of Williams and those of its affiliates. Williams will also pay the Conversion Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. Williams will indemnify each of the Conversion Agent, the Dealer Managers and the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.
LEGAL MATTERS
      The validity of the Common Stock offered hereby and certain tax matters will be passed upon by Gibson, Dunn & Crutcher LLP. Davis Polk & Wardwell will pass upon certain legal matters in connection with the Offer for the Dealer Managers.

EXPERTS
      The consolidated financial statements of Williams as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 (including the schedule appearing therein), and Williams’ management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, appearing in its Annual Report on Form 10-K for the year ended December 31, 2004, as amended, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports thereon and incorporated by reference herein. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      Approximately 99% of Williams’ year-end 2004 U.S. proved reserves estimates included in its Annual Report, which is incorporated by reference into this Conversion Offer Prospectus, were either audited by Netherland, Sewell & Associates, Inc., or, in the case of reserves estimates related to properties underlying the Williams Coal Seam Gas Royalty Trust, were prepared by Miller and Lents, LTD.
MISCELLANEOUS
      Williams is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If Williams becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Williams will make a good faith effort to comply with any such law. If, after such good faith effort, Williams cannot comply with any such law, the Offer will not be made to (nor will surrenders of Debentures for conversion in connection with the Offer be accepted from or on behalf of) the owners of Debentures subject to any such law with respect to the Offer.
      Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, Williams has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Available Information.”
      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Conversion Offer Prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by Williams or the Dealer Managers.

      Completed Letters of Transmittal and any other documents required in connection with surrenders of Debentures for conversion should be directed to the Conversion Agent at the address set forth below.
The Conversion Agent for the Offer is:
JPMorgan Chase Bank, National Association

By Registered or Certified Mail:	By Regular Mail & Overnight Courier:	In Person By Hand Only:
JPMorgan Chase Bank Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attention: Frank Ivins	JPMorgan Chase Bank Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Frank Ivins	JPMorgan Chase Bank Institutional Trust Services Window 4 New York Plaza, 1st Floor New York, New York 10004-2413

By Facsimile Transmission:	Confirm Facsimile Transmission by Telephone:
Attention: Frank Ivins (214) 468-6494	(214) 468-6464
      Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials may be directed to the Information Agent at the address or telephone numbers set forth below. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King Co., Inc.
48 Wall Street, #42
New York, NY 10005
Banks and Brokers, Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998
      Any questions relating to the Offer may be directed to either of the Dealer Managers at the respective addresses and telephone numbers set forth below.
The Dealer Managers for the Offer are:

Lehman Brothers	Merrill Lynch & Co.
745 Seventh Avenue, 3rd Floor New York, New York 10019 Attention: Liability Management Group (212) 526-0111 (collect) (800) 443-0892 (toll free)	4 World Financial Center, 7th Floor New York, New York 10080 Attention: Liability Management Group (212) 449-4914 (collect) (800) 654-8637 (toll free)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.     Indemnification of Directors and Officers
      Williams, a Delaware corporation, is empowered by Section 145 of the General Corporation Law of the State of Delaware, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made party by reason of their being or having been a director, officer, employee, or agent of Williams. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The By-laws of Williams provide for indemnification by Williams of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, Williams has entered into indemnity agreements with its directors and certain officers providing for, among other things, the indemnification of and the advancing of expenses to such individuals to the fullest extent permitted by law, and to the extent insurance is maintained, for the continued coverage of such individuals.
      Policies of insurance are maintained by Williams under which the directors and officers of Williams are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits
      See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 22.	Undertakings
      The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

ii. To reflect in the Conversion Offer Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To respond to requests for information that is incorporated by reference into the conversion offer pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

6. That for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tulsa, state of Oklahoma on December 29, 2005.

THE WILLIAMS COMPANIES, INC.

By:	/s/ Brian K. Shore

Name: Brian K. Shore

Title:	Secretary
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Steven J. Malcolm	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 29, 2005

* Donald R. Chappel	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 29, 2005

* Ted Timmermans	Controller (Principal Accounting Officer)	December 29, 2005

* Irl Engelhardt	Director	December 29, 2005

* William R. Granberry	Director	December 29, 2005

* William E. Green	Director	December 29, 2005

* Juanita H. Hinshaw	Director	December 29, 2005

* W.R. Howell	Director	December 29, 2005

* Charles M. Lillis	Director	December 29, 2005

* George A. Lorch	Director	December 29, 2005

Signature		Title	Date

* William G. Lowrie		Director	December 29, 2005

* Frank T. MacInnis		Director	December 29, 2005

* Janice D. Stoney		Director	December 29, 2005

* Joseph H. Williams		Director	December 29, 2005

*By:	/s/ Brian K. Shore Name: Brian K. Shore As Attorney-In-Fact

Exhibits

Exhibit No.		Description

1.1		Form of Dealer Manager Agreement (originally filed November 17, 2005)

4.1		Restated Certificate of Incorporation of The Williams Companies, Inc., as supplemented (incorporated herein by reference to Exhibit 3.1 of registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004)

4.2		Certificate of Designation of Series A Junior Participating Preferred Stock (included in Exhibit 4.1 to this registration statement)

4.3		Restated By-laws (incorporated herein by reference to Exhibit 3.1 of registrant’s current report on Form 8-K filed September 21, 2004)

4.4		Amended and Restated Rights Agreement between The Williams Companies, Inc. and First Chicago Trust Company of New York (incorporated herein by reference to Exhibit 4.1 of registrant’s current report on Form 8-K filed September 21, 2004)

5.1		Opinion of Gibson, Dunn & Crutcher (originally filed November 17, 2005)

8	.1*	Tax Opinion of Gibson, Dunn & Crutcher

12.1		Statement of Computation of Ratio of Earnings to Fixed Charges (originally filed November 17, 2005)

23	.1*	Consent of Ernst & Young LLP, independent auditors

23.2		Consent of Gibson, Dunn & Crutcher (included in Exhibit 5.1 to this registration statement) (originally filed November 17, 2005)

23	.3*	Consent of Gibson, Dunn & Crutcher re: tax matters (included in Exhibit 8.1 to this registration statement)

23.4		Consent of Independent Petroleum Engineers and Geologists, Netherland, Sewell & Associates, Inc. (originally filed November 17, 2005)

23.5		Consent of Independent Petroleum Engineers and Geologists, Miller and Lents, LTD (originally filed November 17, 2005)

24.1		Power of Attorney (originally filed November 17, 2005)

99	.1*	Amendment No. 1 to the Form of Letter of Transmittal

*	Filed herewith